As filed with the Securities and Exchange Commission on October 9, 2002

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

INFINITY PROPERTY AND CASUALTY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Ohio	6331	03-0483872
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

11700 Great Oaks Way
Alpharetta, Georgia 30022
(678) 627-6100
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Keith A. Jensen
Senior Vice President
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202
Telephone: (513) 579-6633
Facsimile: (513) 369-5750
(Name, Address, Including Zip Code, Telephone and Facsimile Numbers, Including
Area Code, of Agent For Service)

With copies to:

Mark A. Weiss, Esq
Keating, Muething & Klekamp, P.L.L	Jonathan L. Freedman, Esq
1400 Provident Tower	Dewey Ballantine LLP
One East Fourth Street	1301 Avenue of the Americas
Cincinnati, Ohio 45202	New York, New York 10019-6092
Telephone: (513) 579-6599	Telephone: (212) 259-8000
Facsimile: (513) 579-6956	Facsimile: (212) 259-6333

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [  ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] _____

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] _____

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] _____

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be	Proposed Maximum	Amount Of
Registered	Aggregate Offering Price (1)	Registration Fee

Common Stock, without par value	$350,000,000	$32,200

(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2002

__________ Shares

Infinity Property And Casualty Corporation

Common Stock

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $     and $          per share. We intend to apply to list our common stock on The New York Stock Exchange under the symbol “     .”

     All of the shares of common stock offered by this prospectus are being sold by a wholly-owned subsidiary of American Financial Group, Inc. We will not receive any of the proceeds from the sale of these shares. Before this offering, all of our outstanding common stock was beneficially owned by American Financial Group.

     The underwriters have an option to purchase a maximum of      additional shares from the selling shareholder to cover over-allotments of shares.

     Concurrently with this offering, pursuant to a separate prospectus, we are offering $     million aggregate principal amount of our      % Senior Notes due 2012. The completion of this offering is not conditioned upon the completion of the senior note offering.

     Investing in our common stock involves risks. See “Risk Factors” on page 13.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Selling Shareholder

Per Share	$	$	$
Total	$	$	$

     Delivery of the shares of common stock will be made on or about      , 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book Running Manager	Joint Lead Manager
Credit Suisse First Boston	Merrill Lynch & Co.

Banc of America Securities LLC	Bear, Stearns & Co. Inc.

The date of this prospectus is __________, 2002

PROSPECTUS SUMMARY
OUR FORMATION
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
CERTAIN ARRANGEMENTS AND RELATIONSHIPS BETWEEN OUR COMPANY AND AFG
DESCRIPTION OF CAPITAL STOCK
COMMON STOCK ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF THE NOTES
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
Exhibit 3.1 Articles of Incorporation
Exhibit 3.2 Regulations of Infinity Prop/Casualty
Exhibit 23.1 Consent of Indep. Auditors
Exhibit 99.1 Consent of Thomas A. Hayes
Exhibit 99.2 Consent of Ethan Jackson
Exhibit 99.3 Consent of Gregory G. Joseph
Exhibit 99.4 Consent of Gregory C. Thomas

	Page		Page

PROSPECTUS SUMMARY	5	BUSINESS	40
OUR FORMATION	12	MANAGEMENT	54
RISK FACTORS	13	PRINCIPAL AND SELLING SHAREHOLDERS	60
CAUTIONARY STATEMENT CONCERNING		CERTAIN ARRANGEMENTS AND
FORWARD LOOKING STATEMENTS	18	RELATIONSHIPS BETWEEN
USE OF PROCEEDS	19	OUR COMPANY AND AFG	60
DIVIDEND POLICY	19	DESCRIPTION OF CAPITAL STOCK	64
CAPITALIZATION	20	COMMON STOCK ELIGIBLE FOR FUTURE SALE	65
SELECTED HISTORICAL FINANCIAL DATA	21	DESCRIPTION OF THE NOTES	66
UNAUDITED PRO FORMA		UNDERWRITING	68
FINANCIAL INFORMATION	23	NOTICE TO CANADIAN RESIDENTS	71
MANAGEMENT’S DISCUSSION AND		LEGAL MATTERS	72
ANALYSIS OF FINANCIAL CONDITION		EXPERTS	72
AND RESULTS OF OPERATIONS	28	INDEX TO FINANCIAL STATEMENTS	F-1

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

     Until                    , 2002 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

     In this prospectus:

•	references to “Infinity,” “we,” “us” and “our”, unless the context requires otherwise, refer to Infinity Property and Casualty Corporation and its combined operations, including the Assumed Agency Business;

•	references to “our insurance companies,” “our subsidiary insurance companies,” “our insurance subsidiaries” and similar terms refer to Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company and their respective U.S. domestic subsidiaries collectively, and references to the “NSA Group” refer to the operations of these insurance subsidiaries prior to their acquisition by us;

•	references to “Assumed Agency Business” refer to the personal lines business written through independent agents by AFG’s property and casualty insurance subsidiary, Great American Insurance Company and its subsidiaries or “Great American.” This business is scheduled to be transferred to us approximately 30 days following the completion of this offering;

•	references to “AFG” refer to American Financial Group, Inc. and its subsidiaries;

•	references to “the selling shareholder” refer to American Premier Underwriters, Inc., AFG’s wholly-owned subsidiary;

•	references to the “senior notes” refer to the % Senior Notes due 2012 which we are offering by a separate prospectus concurrently with the common stock offered by this prospectus. The completion of this offering is not conditioned upon the completion of the offering of senior notes;

•	unless otherwise indicated, insurance industry data and our market share or ranking in the industry were derived from data compiled by A.M. Best Company Inc. (“A.M. Best”);

•	unless otherwise noted, we assume that the underwriters will not exercise their over-allotment option;

•	unless otherwise indicated, all financial information is presented on a pro forma basis (see “Our Formation” and “Unaudited Pro Forma Financial Information”); and

•	all share and per share data assume that the stock split we will declare immediately prior to the completion of this offering has already occurred.

PROSPECTUS SUMMARY

     This summary highlights information about Infinity Property and Casualty Corporation and the offering. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus.

INFINITY

What We Do

     We are a national provider of personal automobile insurance with an emphasis on nonstandard auto insurance. Nonstandard auto insurance provides coverage to drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage. We also write standard and preferred personal auto insurance, nonstandard commercial auto insurance and complementary personal lines insurance products.

     Our products are offered primarily through a network of approximately 14,000 independent agencies, and we believe we are the second largest provider of nonstandard auto coverage through independent agents in the United States, behind only The Progressive Corporation. While licensed to write insurance in every state, we focus on 25 states which we believe provide the greatest opportunity for profitable growth.

     In 2001, we generated, on a pro forma basis, $1.13 billion in gross premiums written and $903 million in net premiums written. In that year, approximately 96% of our business was personal auto and the remaining 4% was homeowners, umbrella liability, boat owners and nonstandard commercial auto coverages. While there is no precise, industry-recognized definition of nonstandard auto insurance, we estimate that, in 2001, approximately four-fifths of our personal auto business was nonstandard coverage. At June 30, 2002, we had total assets and shareholder’s equity of $2 billion and $402 million, respectively, as adjusted to give effect to this offering and assuming the completion of the concurrent senior note offering.

Our Strengths

     We believe that we are well positioned to compete in today’s market through various strengths that should enable us to build upon our history of favorable underwriting results. The following table compares our statutory combined ratio in past years with those of the personal lines insurance industry as a whole.

	2001	2000	1999	1998	1997	1997-2001	1992-2001

Infinity	104.6%	108.9%	101.4%	98.2%	94.8%	101.3%	101.6%
Industry	110.9%	109.9%	104.5%	102.7%	99.8%	105.8%	105.7%

     Our Product Focus. We are focused on writing personal automobile insurance through independent agents. We believe this focus has helped us to become one of the largest writers of nonstandard auto insurance with a growing presence in the standard and preferred segments. Focusing on the personal auto market, we develop innovative products and service niche markets across the entire range from nonstandard to preferred. For example, we have developed programs to focus on the Southern California Latino market, which we believe have given us an important position in a growth market. To distinguish our standard and preferred products from our competitors, we include complimentary roadside assistance and other travel-related benefits that we believe have increased our retention rates.

     Our Expertise in Risk Segmentation. We believe that appropriate risk segmentation is the primary way in which we can maximize underwriting performance. We evaluate risks in finer detail than we believe most other insurers do and use sophisticated proprietary databases and risk models to offer each driver the appropriate rate. For example, while many insurers evaluate drivers’ ages based on broad groupings, we look at exact age to reflect differences in risk more accurately. In addition to varying rates, we offer coverage terms tailored to unique market needs.

     Our Claims Handling Capability. We believe that properly handling claims controls the amounts we pay to settle claims and increases customer and agent satisfaction. We employ approximately 1,500 claims personnel located throughout the United States, and we provide a 24-hour, seven days per week toll-free service for our customers to report claims. We use predominantly our own local adjusters who typically respond to claims within 24 hours of a report. This approach allows us to consistently apply our philosophy of paying valid claims promptly while denying non-meritorious claims.

     Our Agency Relationships. We have a long-term commitment to independent agencies and see them as a very effective, variable cost distribution channel for personal automobile insurance. We have active relationships with approximately 14,000 independent agencies whom we support with competitive compensation programs, agency interface technology and an array of support programs.

     Our Low Cost Structure. Controlling expenses allows us to price competitively and achieve better underwriting returns. Over the last five years, our ratio of underwriting expenses to premiums has averaged 22.9%, which is 4.8 points better than the personal lines industry average of 27.7% for the same period. Ongoing consolidation of our historically separate business units is expected to generate savings during 2003 and additional expense reductions in future years as the consolidation efforts are completed.

     Our Management Experience. We have an experienced management team. Michael D. Krause, Chief Executive Officer and President, spent eight years with Progressive and has been with our companies for 17 years, most recently as President of AFG’s personal insurance group. James R. Gober, Executive Vice President, has been with our companies for 24 years, most recently as President of the NSA Group. John R. Miner, Executive Vice President, spent five years with Chubb and has been with AFG for 14 years, most recently as President of Great American’s Personal Lines Division.

     Our Financial Strength. We have a conservative investment portfolio. At June 30, 2002, the portfolio consisted of 97% fixed maturity securities, 94% of which are investment grade. A.M. Best has assigned our nonstandard personal auto insurance subsidiaries an “A (Excellent)” rating which, according to A.M. Best, reflects our solid capitalization, favorable overall operating performance, adequacy of loss reserves and strong nonstandard auto market presence.

Our Strategy

     Our goal is to maximize shareholder value by focusing on underwriting profitability and long-term return on equity. We will pursue this goal through a strategy of:

     Product focus. We will focus on personal automobile insurance where we expect the nonstandard business to benefit from an improving price environment and where we expect growth in our standard and preferred segments.

     Distribution focus. We will focus on the independent agent channel as a cost-effective system to access the personal auto insurance market and provide us a flow of customers.

     Geographic focus. We will focus on the states that we believe offer us the greatest opportunity for profitable growth. Target states will be distinguished by their personal auto insurance market size and legal and regulatory environments that we view as conducive to the profitability of our business.

     Disciplined pricing. We will demand adequate rates to achieve underwriting profitability and are willing to forego volume if necessary to achieve our profit objectives. We will remain committed to setting individual rates more accurately than our competitors.

     Field claim handling. We will emphasize prompt response to claims by our own local claim adjusters in a manner that will continue to deliver good service to our customers and provide effective control of the claim resolution process.

     Controlled operating expenses. We will manage our cost structure to be competitive and will remain committed to reducing costs further through consolidation designed to eliminate redundancies and achieve greater efficiencies.

Our Formation

     Infinity is a new corporation that was formed as an indirect wholly-owned subsidiary of American Financial Group, Inc. to acquire and conduct, as a separate public company, what has been AFG’s personal insurance business. Prior to this offering, AFG, through an indirect wholly-owned subsidiary, will transfer to Infinity the stock of its personal automobile insurance subsidiaries involved primarily in the issuance of nonstandard auto policies. In addition, AFG’s property and casualty insurance subsidiary, Great American, will transfer to us its personal insurance business written through independent agents.

     Our principal executive offices are located near Atlanta at 11700 Great Oaks Way, Alpharetta, Georgia 30022. Our telephone number is 678-627-6100.

THE OFFERING

Common stock offered by selling shareholder	_________ shares
Common stock to be outstanding after this offering (1)	___________ shares
Use of proceeds	We will receive no
proceeds from this
offering
Proposed New York Stock Exchange Symbol	"____"

     (1)  The number of shares of common stock excludes      shares reserved for issuance under various employee and director compensation plans.

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

     The following is a summary of certain unaudited combined financial data of the NSA Group and the Assumed Agency Business adjusted to give effect to: (i) the formation of Infinity, (ii) the acquisition by Infinity of the companies comprising the NSA Group, (iii) the transfer to Infinity of the Assumed Agency Business through a reinsurance agreement and (iv) our concurrent offering of senior notes and related use of the proceeds. For purposes of earnings statement data, these transactions are assumed to have occurred on January 1, 2001. For purposes of balance sheet data, the transactions are assumed to have occurred on June 30, 2002.

     This summary has been derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes thereto included elsewhere in this Prospectus. Results of interim periods are not necessarily indicative of results to be expected for the entire year.

     The following pro forma financial information is intended to provide you with information about how the transactions described herein might have affected the historical financial statements of the NSA Group and the Assumed Agency Business if they had been consummated at an earlier time. Nonetheless, this information does not necessarily reflect the financial position or results of operations which would have actually resulted had the transactions described occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Infinity.

	Six months	Year ended
	ended June 30,	December 31,
	2002	2001

Earnings Statement Data:	(in millions)

Earned Premiums	$416.8	$1,066.3
Total Revenues	444.0	1,148.6
Earnings before Income Taxes	18.9	.1
Net Earnings (Loss)	12.4	(.5)

Balance Sheet Data (at end of period):
Total Cash and Investments	$1,309.4
Total Assets	2,011.6
Long-term Debt	175.0
Shareholders’ Equity	402.2

SUMMARY HISTORICAL FINANCIAL DATA

     The following tables summarize certain historical financial data of the NSA Group and of the Assumed Agency Business. We derived the summary data as of and for each of the three years ended December 31, 2001, from financial statements audited by Ernst & Young LLP. We derived the summary data as of and for the six months ended June 30, 2002 and 2001, from unaudited financial statements which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for those periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. You should read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Six months ended
	June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)

		(dollars in millions)
NSA Group
Earnings Statement Data:
Earned Premiums	$335.9 (*)	$523.3	$916.4 (*)	$1,043.3	$944.5
Net Investment Income	32.5	39.1	75.2	69.3	74.3
Realized Gains (Losses) on Investments	(11.8)	(5.1)	(5.9)	(5.4)	22.6
Other Income	2.1	2.3	4.3	3.6	3.5

Total Revenues	358.7	559.6	990.0	1,110.8	1,044.9

Losses and Loss Adjustment Expenses	267.9	455.7	752.3	915.8	730.5
Commissions and Other Underwriting Expenses	60.6	114.9	202.1	229.5	213.4
Other Operating and General Expenses	9.6	10.0	19.8	24.4	19.4

	338.1	580.6	974.2	1,169.7	963.3

Operating Earnings (Loss) before Income Taxes	20.6	(21.0)	15.8	(58.9)	81.6
Provision (Credit) for Income Taxes	7.1	(7.1)	6.1	(20.3)	29.2

Net Operating Earning (Loss)	13.5	(13.9)	9.7	(38.6)	52.4
Equity in Losses of Affiliates, Net of Tax	—	—	—	(11.5)	(1.5)

Net Earnings (Loss)	$13.5	($13.9)	$9.7	($50.1)	$50.9

Balance Sheet Data:
Cash and Investments	$1,134.4		$1,188.1	$1,216.2	$1,095.6
Total Assets	1,758.3		1,760.4	1,787.9	1,594.9
Unpaid Losses and Loss Adjustment Expenses	632.9		645.2	640.3	553.3
Total Liabilities	1,231.1		1,197.6	1,173.7	1,060.9
Shareholder’s Equity	527.2		562.8	614.2	534.0

Statutory Data:
Loss and LAE Ratio	79.8%	87.1%	82.1%	87.8%	77.4%
Underwriting Expense Ratio	15.6%	21.2%	21.3%	21.7%	22.6%
Combined Ratio	95.4%	108.3%	103.4%	109.5%	100.0%
Policyholders’ Surplus	$412.9		$442.8	$425.5	$345.4

(*) The decline in earned premiums during 2001 and the first six months of 2002 is due primarily to a reinsurance agreement pursuant to which the NSA Group ceded 90% of the automobile physical damage business written by it as more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Assumed Agency Business

Earnings Statement Data:
Earned Premiums	$80.9	$72.6	$149.9	$128.8	$138.5
Losses and Loss Adjustment Expenses	59.1	58.6	121.1	95.6	102.9
Commissions and Other Underwriting Expenses	22.7	22.1	42.8	39.2	46.6

	81.8	80.7	163.9	134.8	149.5

Underwriting Loss	($.9)	($8.1)	($14.0)	($6.0)	($11.0)

Balance Sheet Data:
Assets (excluding Investments) to be Transferred	$73.3		$78.8	$65.2	$55.4
Unpaid Losses and Loss Adjustment Expenses	124.0		120.5	111.3	101.4
Liabilities to be Transferred	203.3		205.2	178.7	166.2

Statutory Data:
Loss and LAE Ratio	73.1%	80.8%	80.8%	74.3%	76.9%
Underwriting Expense Ratio	28.0%	30.4%	28.7%	30.3%	35.0%
Combined Ratio	101.1%	111.2%	109.5%	104.6%	111.9%

OUR FORMATION

     Infinity is a new corporation that was formed in September, 2002 as an indirect wholly-owned subsidiary of American Financial Group, Inc. to acquire and conduct, as a separate public company, AFG’s personal lines insurance business written through independent agents. Prior to this offering, AFG will transfer to Infinity all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries, including their respective U.S. domestic subsidiaries, involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. In exchange for this tax-free contribution, AFG received 1,000 shares of Infinity common stock and a note payable in the amount of $125 million.

     In addition, AFG’s principal property and casualty insurance subsidiary, Great American, will transfer to us its personal insurance business written through independent agents. This is primarily auto insurance for standard and preferred drivers, but also includes other personal lines. The transfer is scheduled to occur approximately 30 days following completion of the offering and will be effected through a reinsurance agreement under which we will assume the unearned premium and liabilities for the inforce business, service the policyholders and handle the claims. Great American, in turn, will transfer to us assets (primarily investment securities) with a market value approximately equal to the net liabilities related to the inforce business less $5 million and permit us to continue to write standard and preferred policies in the same Great American companies where such policies are presently written. This arrangement will continue for a period of up to three years during which time we will make the proper rate and form filings allowing our insurance subsidiaries to write these policies.

RISK FACTORS

     An investment in our common stock involves a number of risks. You should carefully consider the following information, together with the other information contained in this prospectus, before investing in shares of our common stock.

We have no operating history as a stand-alone entity.

     We have no operating history as an independent public company. Our insurance subsidiaries relied on AFG for assistance with respect to financial, administrative, managerial and other matters. Following the offering, we will have our own credit and banking relationships and perform our own financial and investor relations functions. While virtually all of our employees following the offering will be former AFG employees, we cannot assure you that we will be able to develop and implement the infrastructure necessary to operate successfully as an independent public company or that developing such an infrastructure will not require a substantial amount of time and resources and divert our management’s attention away from our business.

Our ongoing consolidation of the operations of our insurance subsidiaries may not be successful.

     We are combining the operations of several insurance companies that have operated previously as independent business units. The process of consolidating the operations of our insurance subsidiaries poses managerial, strategic and technological challenges for us as an independent company. We cannot assure you that the prospective costs and benefits of the consolidation will result in equivalent or greater operating efficiencies and savings than those that have already been achieved, nor that such consolidation will not negatively impact our revenues.

Because we are primarily a personal automobile insurer, our business may be adversely affected by conditions in that business.

     Approximately 96% of our gross written premiums for the year ended December 31, 2001 were generated from personal automobile insurance policies. Adverse developments in the market for personal automobile insurance, or the personal automobile insurance industry in general, could cause our results of operations to suffer. Our industry is exposed to the risks of severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, earthquakes and, to a lesser degree, explosions, terrorist attacks and riots. The automobile insurance business is also affected by cost trends that impact profitability. Factors which negatively affect cost trends include inflation in automobile repair costs, automobile parts costs, used car prices and medical care. Increased litigation of claims may also negatively affect loss costs.

Our results may fluctuate as a result of cyclical changes in the personal auto insurance industry.

     The personal auto insurance industry historically is cyclical in nature. The industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. These fluctuations in the business cycle would be likely to affect our results of operations.

Intense competition could adversely affect our profitability.

     The personal automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. Some of our competitors have more capital and greater resources than we have, and may offer a broader range of products and lower prices than we offer. Some of our competitors that are direct writers, as opposed to agency writers as we are, may have certain competitive advantages, including increased name recognition, direct relationships with policyholders rather than with independent agents and, potentially, lower cost structures.

We are vulnerable to a reduction in the amount of business written by independent agents.

     Our reliance on the independent agency market makes us vulnerable to a reduction in the amount of business written by independent agents. Many of our competitors, like us, rely significantly on the independent agency market. Approximately two-thirds of all personal automobile insurance is sold direct or through captive agents (agents employed by the company or selling only one company’s products) and approximately one-third is sold by independent agents. A material reduction in the amount of business independent agents sell would adversely affect us.

If we are not able to attract and retain independent agents, it could adversely affect our business.

     We must compete with other insurance carriers for independent agents’ business. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions. While we believe that the products, pricing, commissions and services we offer agents are competitive, there can be no assurance that we will be able to continue to attract and retain independent agents to sell our insurance products.

We are subject to comprehensive regulation, and our ability to earn profits may be restricted by these regulations.

     We are subject to comprehensive regulation by government agencies in the states where our insurance company subsidiaries are domiciled and where these subsidiaries issue policies and handle claims, and we must obtain prior approval for certain corporate actions. We must comply with regulations involving:

•	the payment of dividends;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	approval or filing of premium rates and policy forms;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•	minimum amounts of capital and surplus that must be maintained;

•	limitations on types and amounts of investments;

•	limitation of the right to cancel or non-renew policies;

•	regulation of the right to withdraw from markets or terminate involvement with agencies;

•	licensing of insurers and agents;

•	reporting with respect to financial condition; and

•	transactions between an insurance company and any of its affiliates.

     In addition, state insurance department examiners perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than securityholders.

     There can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws will not be enacted and, therefore, it is not possible to predict the potential effects of these laws and regulations on us. See “Business—Regulatory Environment.”

As a holding company, we are dependent on the results of operations of our insurance company subsidiaries to meet our obligations and pay future dividends.

     We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. State insurance laws limit the ability of our insurance companies to pay dividends and require our insurance companies to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance companies need to maintain financial strength ratings which requires us to sustain capital levels in those subsidiaries. These restrictions affect the ability of our insurance company subsidiaries to pay dividends and use their capital in other ways. Our rights to participate in any distribution of assets of our insurance company subsidiaries are subject to prior claims of policyholders and creditors (except to the extent that our rights, if any, as a creditor are recognized). Through September 30, 2002, $87 million in dividends had been paid. Under applicable restrictions, the maximum amount of dividends payable during the remainder of 2002 from our insurance subsidiaries without seeking regulatory approval is approximately $3.2 million. Consequently, our ability to pay debts, expenses and cash dividends to our shareholders may be limited. See “Business—Regulatory Environment.”

Our failure to maintain a commercially acceptable financial strength rating would significantly and negatively affect our ability to implement our business strategy successfully.

     Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s sales. A.M. Best has currently assigned our insurance company subsidiaries a group rating of “A (Excellent)”. According to A.M. Best, “A” ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that our rating or future changes to our rating will not affect our competitive position. See “Business—Ratings.”

We are parties to litigation which, if decided adversely to us, could impact our financial results.

     We are named as a defendant in a number of lawsuits, including certain class actions. Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. Further, we are unable to predict the precise nature of the relief that may be sought or granted in any lawsuits or the effect that pending or future cases may have on our business, operations, profitability or financial condition. See “Business—Legal Proceedings.”

Our reserves may be inadequate, which could significantly affect our financial results.

     We record reserve liabilities for the estimated payment of losses and loss adjustment expenses for both reported and unreported claims. Due to the inherent uncertainty of estimating reserves, it has been necessary in the past, and may continue to be necessary in the future, to revise estimated liabilities as reflected in our reserves for claims and related expenses. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period in which the deficiency is recognized. The historic development of reserves for losses and loss adjustment expense may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

We are dependent on key executives.

     Our success will depend in part upon the continued service of our Chief Executive Officer and President, Michael D. Krause, and our Executive Vice Presidents, James R. Gober and John R. Miner. Our success will also depend on our ability to attract and retain additional executives and personnel. The loss of key personnel could adversely affect our business. As we grow, we will need to recruit and retain additional qualified personnel, and there can be no assurance that we will be able to do so.

Adverse securities market conditions can have significant and negative effects on our investment portfolio.

     Our results of operations depend in part on the performance of our invested assets. As of June 30, 2002, 97% of our investment portfolio was invested in fixed maturity securities and 3% in equity securities. Certain risks are inherent in connection with fixed maturity securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on fixed maturity securities, and any sales we make during a period of increasing interest rates may result in losses. Conversely, investment income earned from future investments in fixed maturity securities will decrease if interest rates decrease.

Our results may be adversely affected by conditions in the states where our business is concentrated.

     For the year ended December 31, 2001, we generated approximately 78% of our gross written premiums in our top ten states. California, our largest market, generated approximately 25% of our gross written premiums in 2001, and we expect it to generate a higher percentage in 2002. Our revenues and profitability are therefore subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states. Changes in any of these conditions could have an adverse effect on us. Adverse regulatory developments in any of these states, which could include, among others, reductions in the rates permitted to be charged, inadequate rate increases or more fundamental changes in the design or implementation of the automobile insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

AFG has the ability to exert significant influence over our operations.

     After the offering, AFG will beneficially own approximately      % of our common stock (approximately 30% if the underwriters’ over-allotment option is exercised in full) and will have the ability to exert significant influence over our policies and affairs. AFG has the power to affect significantly the election of our board of directors and approve any action requiring shareholder vote, including amendments to our Articles of Incorporation or Regulations and approving mergers or sales of substantially all of our assets. The interests of AFG may differ from the interests of our other shareholders in some respects. See “Certain Arrangements and Relationships Between Our Company and AFG.”

We are dependent on certain contractual arrangements with AFG, our principal shareholder, and we may be unable to replace these arrangements, upon their expiration, with similar or more favorable arrangements.

     In connection with this offering, we and our insurance companies will enter into various agreements with AFG and certain of its affiliates. These agreements will become effective on or shortly after the completion of the offering and will govern our relationship with AFG and its affiliates with respect to various intercompany services which AFG and its affiliates will provide our insurance companies and us following the completion of the offering. The terms of these agreements may not necessarily reflect terms that would be agreed upon between unrelated third parties. After the expiration of these agreements, we may not be able to replace these services and arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we have with AFG.

Certain provisions contained in our organizational documents and the insurance laws of various states could impede an attempt to replace or remove our management or prevent the sale of our company, which could diminish the value of our common stock.

     Our Articles of Incorporation and Regulations and the insurance laws of various states contain provisions that could impede an attempt to replace or remove our management or prevent the sale of our company, that, in either case, shareholders might consider to be in their best interests. For instance, these provisions may prevent shareholders from receiving the benefit of any premium over the market price of our common stock offered by a bidder in a potential takeover. In addition, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. See “Business—Regulatory Environment” and “Description of Capital Stock.”

Future sales of shares of our common stock by our existing shareholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

     After giving effect to the offering, AFG will beneficially own      % of our outstanding shares of common stock (approximately 30% if the underwriters’ over-allotment option is exercised in full). No prediction can be made as to the effect, if any, that future sales of shares by AFG, its affiliates or our other shareholders, or the availability of shares for future sale, will have on the prevailing market price of our common stock from time to time. Sales of substantial amounts of our common stock in the public market by AFG, its affiliates or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common stock. If such sales reduce the market price of our common stock, our ability to raise additional capital in the equity markets may be adversely affected. AFG and its affiliates and our executive officers and directors have entered into the lock-up agreements described in “Underwriting.” In addition, we have entered into a registration rights agreement with AFG under which we are obligated to register the shares that AFG beneficially owns. See “Certain Arrangements and Relationships Between Our Company and AFG—Registration Rights.”

Because there has been no prior public market for our common stock, there can be no assurance that a public market will develop.

     Prior to this offering, there has been no public market for our common stock and there can be no assurance that an active trading market will develop and continue upon completion of this offering or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

     Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus, including those with respect to expected future rate increases, may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us and the insurance industry. Statements which include the words “believes”, “expects”,

“may”, “will”, “should”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

     All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors” above. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

     We will receive no proceeds from this offering.

DIVIDEND POLICY

     Our board of directors currently intends to declare a dividend on our common stock of $          per share. The declaration and payment of dividends is subject to the discretion of our board of directors, and will depend on, among other things, our financial condition, results of operations, capital and cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries, and other factors deemed relevant by the board. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

     We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. Our ability to receive dividends from subsidiaries is subject to limits under applicable state insurance laws. See “Business—Regulatory Environment.”

CAPITALIZATION

     The following table shows our historical capitalization at June 30, 2002, as adjusted to reflect our incorporation and our acquisition of the NSA Group from AFG for a $125 million promissory note and issuance of common stock, and pro forma to give effect to (i) our issuance of $175 million principal amount of senior notes; (ii) the repayment of the promissory note due AFG and (iii) the acquisition of the Assumed Agency Business. While the completion of this offering is not conditioned upon the completion of the senior note offering, the pro forma capitalization table assumes both offerings will be completed. If the senior note offering is not completed, the promissory note to AFG would remain outstanding on a pro forma basis and pro forma capitalization would be the same as historical, as adjusted.

	June 30, 2002

	Historical
	As Adjusted	Pro Forma

	(in millions)
Promissory Note due AFG	$125.0	$—
Senior Notes due 2012	—	175.0
Shareholders’ equity:
Preferred stock; 1,000 shares authorized; no shares issued or outstanding	—	—
Common stock and paid-in capital; 1,000 shares authorized; 100 shares issued and outstanding; ______ shares issued and outstanding, pro forma	391.2	391.2
Unrealized gain on marketable securities	11.0	11.0
Retained earnings	—	—

Total shareholders’ equity	402.2	402.2

Total capitalization	$527.2	$577.2

SELECTED HISTORICAL FINANCIAL DATA

     The following tables summarize certain historical financial data of the NSA Group and of the Assumed Agency Business. We derived the data as of and for each of the three years ended December 31, 2001, from financial statements audited by Ernst & Young LLP. We derived the data as of and for the two years ended December 31, 1998 and 1997, and the six months ended June 30, 2002 and 2001, from unaudited financial statements which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for those periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Six months ended
	June 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(unaudited)	(unaudited)				(unaudited)	(unaudited)
		(dollars in millions)
NSA Group
Earnings Statement Data:
Earned Premiums	$335.9 (*)	$523.3	$916.4 (*)	$1,043.3	$944.5	$1,156.7	$1,084.6
Net Investment Income	32.5	39.1	75.2	69.3	74.3	77.6	71.1
Realized Gains (Losses) on Investments	(11.8)	(5.1)	(5.9)	(5.4)	22.6	9.0	11.4
Other Income	2.1	2.3	4.3	3.6	3.5	1.5	1.6

Total Revenues	358.7	559.6	990.0	1,110.8	1,044.9	1,244.8	1,168.7
Losses and Loss Adjustment Expenses	267.9	455.7	752.3	915.8	730.5	890.7	798.8
Commissions and Other Underwriting Expenses	60.6	114.9	202.1	229.5	213.4	250.1	238.6
Other Operating and General Expenses	9.6	10.0	19.8	24.4	19.4	9.8	10.2

	338.1	580.6	974.2	1,169.7	963.3	1,150.6	1,047.6

Operating Earnings (Loss) before Income Taxes	20.6	(21.0)	15.8	(58.9)	81.6	94.2	121.1
Provision (Credit) for Income Taxes	7.1	(7.1)	6.1	(20.3)	29.2	29.1	43.4

Net Operating Earnings (Loss)	13.5	(13.9)	9.7	(38.6)	52.4	65.1	77.7
Equity in Losses of Affiliates, Net of Tax	—	—	—	(11.5)	(1.5)	(1.1)	(.5)

Net Earnings (Loss)	$13.5	($13.9)	$9.7	($50.1)	$50.9	$64.0	$77.2

Balance Sheet Data:
Cash and Investments	$1,134.4		$1,188.1	$1,216.2	$1,095.6	$1,276.7	$1,112.1
Total Assets	1,758.3		1,760.4	1,787.9	1,594.9	1,778.4	1,577.8
Unpaid Losses and Loss Adjustment Expenses	632.9		645.2	640.3	553.3	599.5	531.4
Total Liabilities	1,231.1		1,197.6	1,173.7	1,060.9	1,136.7	1,030.0
Shareholder’s Equity	527.2		562.8	614.2	534.0	641.7	547.8
Statutory Data:
Loss and LAE Ratio	79.8%	87.1%	82.1%	87.8%	77.4%	77.0%	73.7%
Underwriting Expense Ratio	15.6%	21.2%	21.3%	21.7%	22.6%	21.3%	21.8%
Combined Ratio	95.4%	108.3%	103.4%	109.5%	100.0%	98.3%	95.5%
Policyholders’ Surplus	$412.9		$442.8	$425.5	$345.4	$434.1	$407.3

(*) The decline in earned premiums during 2001 and the six months of 2002 is due primarily to a reinsurance agreement pursuant to which the NSA Group ceded 90% of the automobile physical damage business written by them as more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Assumed Agency Business

Earnings Statement Data:
Earned Premiums	$80.9	$72.6	$149.9	$128.8	$138.5	$148.2	$195.6
Losses and Loss Adjustment Expenses	59.1	58.6	121.1	95.6	102.9	96.9	123.8
Commissions and Other Underwriting Expenses	22.7	22.1	42.8	39.2	46.6	47.2	59.1

	81.8	80.7	163.9	134.8	149.5	144.1	182.9

Underwriting Gain (Loss)	($.9)	($8.1)	($14.0)	($6.0)	($11.0)	$4.1	$12.7

Balance Sheet Data:
Assets (excluding Investments) to be Transferred	$73.3		$78.8	$65.2	$55.4	$62.1	$41.2
Unpaid Losses and Loss Adjustment Expenses	124.0		120.5	111.3	101.4	99.1	149.4
Liabilities to be Transferred	203.3		205.2	178.7	166.2	170.8	201.4
Statutory Data:
Loss and LAE Ratio	73.1%	80.8%	80.8%	74.3%	76.9%	65.3%	63.1%
Underwriting Expense Ratio	28.0%	30.4%	28.7%	30.3%	35.0%	31.4%	30.6%
Combined Ratio	101.1%	111.2%	109.5%	104.6%	111.9%	96.7%	93.7%

UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following pro forma financial information is intended to provide you with information about how the transactions described herein might have affected the historical financial statements of the NSA Group and the Assumed Agency Business if they had been consummated at an earlier time. Nonetheless, this information does not necessarily reflect the financial position or results of operations which would have actually resulted had the transactions described occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Infinity.

     The unaudited pro forma financial information is based upon and should be read in conjunction with the separate audited financial statements of both the NSA Group and the Assumed Agency Business and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

     We have prepared the following Unaudited Pro Forma Condensed Combined Balance Sheet assuming that on June 30, 2002: (i) Infinity was initially capitalized as an indirect wholly-owned subsidiary of AFG, (ii) AFG transferred all of the issued and outstanding capital stock of the corporations comprising the NSA Group to Infinity in exchange for additional Infinity common stock and an 8% promissory note with a principal amount of $125 million, (iii) Infinity assumed the Assumed Agency Business through a reinsurance agreement and (iv) Infinity issued 8% senior notes with an aggregate principal amount of $175 million, and used $125 million of net proceeds from that offering to repay its promissory note to AFG and invested the remaining $45 million (after deducting estimated expenses of the offering) in fixed maturity securities.

     We have prepared the following Unaudited Pro Forma Condensed Combined Statements of Operations assuming that the transactions enumerated above occurred as of January 1, 2001. Pro forma net investment income does not include any earnings on the $45 million in 8% senior note proceeds to be retained and reinvested by Infinity. Likewise, pro forma interest expense does not include interest ($3.6 million for 2001 and $1.8 million for the six months ended June 30, 2002) on that same amount. The results of interim periods are not necessarily indicative of results for the entire year.

     Pro forma amounts do not reflect any charges for the added costs of Infinity operating as a separate public company. We estimate these costs to be approximately $3 million annually.

     We ceased amortizing goodwill beginning January 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142. Goodwill amortization expensed for the year 2001 was $2.2 million.

     We accounted for the acquisition of the Assumed Agency Business at AFG’s carrying value as a transfer of assets among entities under common control. Further discussion of pro forma adjustments is contained in the accompanying notes.

Infinity
Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2002

		Assumed
		Agency
	NSA Group	Business	Combining		Pro Forma
	Historical	Historical	Adjustments		Combined

Assets:		(in millions)
Investments	$1,070.1	$— (4)	$130.0	(1)
			45.0	(3)	$1,245.1
Cash	64.3	—	—		64.3
Agents’ balances and premiums receivable	240.1	41.1	—		281.2
Prepaid insurance premiums	115.5	—	—		115.5
Goodwill	70.3	5.0	—		75.3
Other assets	198.0	27.2	5.0	(3)	230.2

	$1,758.3	$73.3	$180.0		$2,011.6

Liabilities and Capital:
Unpaid losses and loss adjustment expenses	$632.9	$123.9	$—		$756.8
Unearned premiums	370.6	78.8	—		449.4
Due to affiliates	8.9	—	125.0	(2)
			(125.0	)(3)	8.9
Long-term debt	—	—	175.0	(3)	175.0
Other liabilities	218.7	.6	—		219.3

	1,231.1	203.3	175.0		1,609.4
Excess of liabilities over assets of Assumed Agency Business	—	(130.0)	130.0	(1)	—
Shareholders’ equity	527.2	—	(125.0	)(2)	402.2

	$1,758.3	$73.3	$180.0		$2,011.6

Infinity
Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2002

		Assumed
		Agency
	NSA Group	Business	Combining		Pro Forma
	Historical	Historical	Adjustments		Combined

Income:	(in millions, except per share data)
Earned premiums	$335.9	$80.9	$—		$416.8
Net investment income	32.5	— (4)	4.4	(4)	36.9
Realized losses on investments	(11.8)	—	—		(11.8)
Other net	2.1	—	—		2.1

	358.7	80.9	4.4		444.0
Costs and Expenses:
Loss and loss adjustment expenses	267.9	59.1	—		327.0
Commissions and other underwriting expenses	60.6	22.7	—		83.3
Interest expense	—	—	5.2	(5)	5.2
Other, net	9.6	—	—		9.6

	338.1	81.8	5.2		425.1

Operating earnings before income taxes	20.6	(.9)	(.8)		18.9
Provision (credit) for income taxes	7.1	n.a. (6)	(.6	)(6)	6.5

Net earnings (loss)	$13.5	$(.9)	$(.2)		$12.4

Net earnings per common share

Infinity
Unaudited Pro Forma Condensed Combined Statement of Operations
Year ended December 31, 2001

		Assumed
		Agency
	NSA Group	Business	Combining		Pro Forma
	Historical	Historical	Adjustments		Combined

Income:	(in millions, except per share data)
Earned premiums	$916.4	$149.9	$—		$1,066.3
Net investment income	75.2	— (4)	8.7	(4)	83.9
Realized losses on investments	(5.9)	—	—		(5.9)
Other net	4.3	—	—		4.3

	990.0	149.9	8.7		1,148.6
Costs and Expenses:
Loss and loss adjustment expenses	752.3	121.1	—		873.4
Commissions and other underwriting expenses	202.1	42.8	—		244.9
Interest expense	—	—	10.4	(5)	10.4
Other, net	19.8	—	—		19.8

	974.2	163.9	10.4		1,148.5

Operating earnings before income taxes	15.8	(14.0)	(1.7)		.1
Provision (credit) for income taxes	6.1	n.a. (6)	(5.5	)(6)	.6

Net earnings (loss)	$9.7	$(14.0)	$3.8		$(.5)

Net earnings per common share

Notes To Unaudited Pro Forma Financial Information

(1)	Represents the market value of investment securities assumed transferred to Infinity in connection with the assumption of the Assumed Agency Business of Great American, which will become effective approximately 30 days following this offering.

(2)	Reflects the 8% promissory note with a principal amount of $125 million payable to AFG which, along with Infinity capital stock, will be issued to AFG as consideration for the transfer of the nonstandard automobile business to Infinity.

(3)	Reflects the assumed issuance of 8% senior notes with an aggregate principal amount of $175 million, of which $125 million is to be used to repay the promissory note payable to AFG described in note (2) above and $45 million is to be invested in fixed maturity securities. Estimated offering expenses associated with the senior note offering of $5.0 million are treated as prepaid expense to be amortized over the life of the senior notes.

If the senior note offering is not completed, the pro forma combined balance sheet would contain $45.0 million less in investments, $5.0 million less in other assets, $125.0 million more in debt due affiliates and $175.0 million less in long-term debt.

(4)	The Assumed Agency Business represents a portion of AFG’s Personal Lines segment of operations and is not a separate legal entity; accordingly, it does not have a separate investment portfolio. We have assumed that investment income is earned at 6.7% (the NSA Group’s historical yield on fixed income securities during the periods) on the $130 million in investment securities acquired by Infinity as described in note (1) above. No investment income is assumed earned on the $45 million in senior note proceeds to be retained by Infinity.

(5)	Represents interest incurred on the $130 million of the 8% senior notes assumed issued as described in note (3) above. No interest expense is assumed incurred on the $45 million in senior note proceeds which are to be invested in fixed maturity securities. Including interest on the $45 million would increase pro forma interest expense by $3.6 million for 2001 and $1.8 million for the six months ended June 30, 2002.

If the senior note offering is not completed, pro forma interest expense in the combined statement of operations would be $400,000 less ($260,000 net of tax) on an annual basis.

(6)	The historical Assumed Agency Business was not a separate legal entity, and accordingly, does not have a separate tax provision. The combining adjustment reflects a tax benefit on the historical underwriting loss of the Assumed Agency Business in addition to the tax effects of the adjustments to pretax income at the statutory rate of 35%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Following is a discussion and analysis of the historical combined financial statements of the NSA Group and the historical financial statements of the Assumed Agency Business that we will assume. Together, these businesses will comprise Infinity’s operations following our initial public offering. This discussion should be read in conjunction with the audited combined financial statements of the NSA Group beginning on page F-3 and the audited financial statements of the Assumed Agency Business that follow the NSA Group financial statements. See “Unaudited Pro Forma Financial Information” for information about the financial impact of the initial public offering, concurrent offering of senior notes, acquisition of the NSA Group and the assumption of the Assumed Agency Business. We will account for our acquisition of the NSA Group and the assumption of the Assumed Agency Business at AFG’s historical carrying amounts as transfers of net assets between entities under common control in accordance with Statement of Financial Accounting Standards No. 141.

     Infinity was incorporated in the state of Ohio in September 2002, as an indirect wholly-owned subsidiary of AFG. In connection with this initial public offering of our common stock, AFG will transfer to Infinity all of the outstanding common stock of certain subsidiaries engaged primarily in nonstandard personal automobile insurance. The accompanying combined statements include the accounts of the following subsidiaries to be transferred to Infinity: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company.

     Through a reinsurance transaction to be entered into as of the closing of our initial public offering, and to be effective approximately 30 days following the closing, we will acquire the Assumed Agency Business consisting of the personal lines business written through independent agents by AFG’s principal property and casualty subsidiary, Great American. The Assumed Agency Business had net earned premiums of $150 million in 2001 consisting primarily of standard and preferred private passenger automobile insurance. The Assumed Agency Business is not included in the NSA Group’s historical combined statements.

Critical Accounting Policies

     Our significant accounting policies are described in Note B to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves and the determination of “other than temporary” impairment on investments are the two areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. We discuss these two policies below under the headings “—Liquidity and Capital Resources—Investments—NSA Group” and “—Liquidity and Capital Resources—Uncertainties.”

Liquidity and Capital Resources

     Ratios. The National Association of Insurance Commissioners’ model law for risk based capital (“RBC”) provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2001, the capital ratios of all our insurance companies substantially exceeded the RBC requirements.

     Sources of Funds. We are organized as a holding company with all of our operations being conducted by our insurance subsidiaries. Accordingly, we will have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Funds to meet these obligations will come primarily from dividend and tax payments from our insurance subsidiaries.

     Under the state insurance laws, dividends and capital distributions from our insurance companies are subject to restrictions relating to statutory surplus and earnings. Through September 30, 2002, $87 million in dividends had been paid. The maximum amount of dividends payable during the remainder of 2002 by the NSA Group’s insurance subsidiaries without seeking regulatory approval is approximately $3.2 million. We estimate the maximum dividend payable without regulatory approval during 2003 by these insurance companies to be about $35 million.

     Under tax allocation agreements with Infinity, our eligible subsidiaries will compute tax provisions as if filing separate returns based on book taxable income computed in accordance with generally accepted accounting principles. The resulting provision (or credit) will be currently payable to (or receivable from) Infinity.

     In connection with the offering, Infinity will issue $175 million principal amount of senior notes. Of the estimated $170 million of proceeds from the issuance of the notes (after deducting estimated expenses of the offering), approximately $125 million will be used to repay a promissory note to AFG related to its transfer of the NSA Group to Infinity. The remaining $45 million of the proceeds will be invested in fixed maturity securities. Interest on the notes is payable semiannually on      and      . The notes may be redeemed at our option on or after      with no redemption premium or penalty. The notes also contain specified operating covenants. However, the completion of the offering is not conditioned upon the completion of the offering of senior notes, and there can be no assurance that the senior notes will be issued.

     If the senior note offering is not completed, we intend to obtain financing through a bank line of credit. Alternatively, we may renew the quota share reinsurance agreement with Inter-Ocean Reinsurance Limited discussed below. There can be no assurance that we will be able to obtain a bank line of credit or renew the quota share reinsurance agreement on terms acceptable to us.

     Our insurance subsidiaries generate liquidity primarily by collecting and investing premiums in advance of paying claims. The NSA Group had positive cash flow from operations of approximately $28 million in the first six months of 2002, $33 million in 2001, $25 million in 2000 and $3 million in 1999.

     If we do not renew for 2003 the reinsurance agreement with Inter-Ocean Reinsurance Limited discussed below, we intend to contribute approximately one-half of the $45 million in proceeds remaining from the offering of senior notes to our insurance subsidiaries. We believe the other half will provide sufficient resources to meet our liquidity requirements. In addition, we intend to have a bank credit line established within the next six months. However, if these funds and funds generated from operations, including dividends and tax payments from our insurance subsidiaries, are insufficient to meet fixed charges in any period, we would be required to generate cash through borrowings, sales of assets, or similar transactions.

     At June 30, 2002 and December 31, 2001, the NSA Group owned publicly traded equity securities with a market value of $34 million and $45 million, respectively. Since significant amounts of these are concentrated in a relatively small number of companies, decreases in the market prices could adversely affect the insurance companies’ capital, potentially impacting the amount of dividends available or necessitating a capital contribution. Conversely, increases in the market prices could have a favorable impact on the companies’ dividend-paying capability.

          2001 Quota Share Agreement. Effective April 2001, our insurance subsidiaries entered into a reinsurance agreement with Inter-Ocean Reinsurance Limited, under which our subsidiaries agreed to cede 90% of their personal auto physical damage business for policies written from April 1, 2001 to December 31, 2002. This reinsurance enabled AFG to reallocate some of its capital to its specialty lines operations. Premiums ceded under this agreement from inception through December 31, 2001 and for the six months ended June 30, 2002 were $220 million and $171 million, respectively. This agreement is scheduled to expire at December 31, 2002 and was recently amended to include coverage of the Assumed Agency Business for both policies in effect since January 1, 2002 and unearned premium at December 31, 2001.

          We will continue to consider whether, and on what conditions, we would renew the reinsurance agreement. If we do not renew the reinsurance agreement, then we will contribute to the equity of our insurance subsidiaries a portion of the proceeds from the previously mentioned senior note offering, if consummated, to provide sufficient capital to our insurance subsidiaries to support the business which was formerly ceded. If we do not consummate the senior note offering, we intend to obtain financing through a bank line of credit. There can be no assurance that we will be able to obtain a bank line of credit on terms acceptable to us.

          Investments—NSA Group. Our investment portfolio at June 30, 2002, contained $1 billion in fixed maturity securities and $34 million in equity securities, all carried at market value with unrealized gains and losses reported as a separate component of shareholder’s equity on an after-tax basis. At June 30, 2002, we had pretax net unrealized gains of $14.6 million on fixed maturities and $2.3 million on equity securities.

          Approximately 94% of the fixed maturities that we hold were rated “investment grade” (credit rating of AAA to BBB) by nationally recognized rating agencies at June 30, 2002. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or noninvestment grade.

          Investments in mortgage-backed securities (which we refer to as “MBSs”) represented approximately one-seventh of our fixed maturities at June 30, 2002. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of lower rates. As a result, we may receive prepayments on our MBSs, the proceeds from which we may be unable to reinvest at interest rates comparable to the rates on the prepaid MBSs. However, approximately 39% of the MBSs held by the NSA Group were purchased at a discount. Management believes that the discounted nature of the MBSs will mitigate the effect of prepayments on earnings over the anticipated life of the MBS portfolio. Approximately 94% of our MBSs are rated “AAA” and all are investment grade.

     Summarized information for securities with unrealized gains in the NSA Group’s balance sheet at June 30, 2002 and for those with unrealized losses at that date follows:

	Securities	Securities
	with	with
	Unrealized	Unrealized
	Gains	Losses

	(dollars in millions)
Fixed Maturities
Market value of securities	$823.2	$209.5
Amortized cost of securities	$795.7	$222.4
Gross unrealized gain or loss	$27.5	$12.9
Market value as a % of amortized cost	103.5%	94.2%
Number of security positions held	346	97
Number individually exceeding $500,000 gain or loss	1	5
Concentration of gains or losses by type or industry (exceeding 5% of unrealized):
States, municipalities and political subdivisions	$3.3	$—
Mortgage-backed securities	2.6	.4
Banks	2.5	—
U.S. Government and government agencies and authorities	2.4	—
Electric services	1.7	.7
Fire, marine and casualty insurance	1.0	.6
Telephone communications	.5	2.8
Air transportation	.4	1.1
Cable television	—	1.4
Telephone equipment	—	1.1
Industrial machinery and equipment	—	1.0
Percentage rated investment grade	99%	74%
Equity Securities
Market value of securities	$27.7	$2.4
Cost of securities	$24.5	$3.3
Gross unrealized gain or loss	$3.2	$.9
Market value as a % of cost	113.1%	72.7%
Number individually exceeding $500,000 gain or loss	2	—

     The table below sets forth the scheduled maturities of fixed maturity securities at June 30, 2002 based on their market values.

	Securities	Securities
	with	with
	Unrealized	Unrealized
	Gains	Losses

Maturity
One year or less	9%	1%
After one year through five years	30	28
After five years through ten years	31	33
After ten years	18	18

	88	80
Mortgage-backed securities	12	20

	100%	100%

     We realized aggregate losses of $6.2 million during the first six months of 2002 on $42.8 million in sales of fixed maturity securities (18 issues; 14 issuers) that had unrealized losses at December 31, 2001 of $3.3 million. Market values of eight of the issues increased an aggregate of $440,000 from December 31, 2001 to date of sale. Two of the securities were Qwest Communications bonds that decreased in value by a total of $2.6 million from December 31, 2001 to the date of sale due to the decline in Qwest’s financial condition. Market values of the remaining eight securities decreased an aggregate of $716,000 from December 31, 2001 to the sale date. Nine of the 18 issues had unrealized losses greater than $100,000 at December 31, 2001. Excluding Qwest, actual losses on sale of these securities were $151,000 higher than the unrealized loss at December 31, 2001. Although we had the ability to continue holding these investments, our intent to hold them changed due primarily to deterioration in the issuer’s credit, decisions to lessen exposure to a particular credit or industry, or decisions to modify asset allocation within the portfolio.

			Market
	Aggregate	Aggregate	Value as %
	Market	Unrealized	of Cost
	Value	Gain (Loss)	Basis

	(dollars in millions)
Fixed Maturities
Securities with unrealized gains:
Exceeding $100,000 at 6/30/02 and for:
Less than one year (78 issues)	$281.3	$12.5	104.7%
More than one year (15 issues)	68.5	4.7	107.4
Less than $100,000 at 6/30/02 (253 issues)	473.4	10.3	102.2

	$823.2	$27.5	103.5%

Securities with unrealized losses:
Exceeding $100,000 at 6/30/02 and for:
Less than one year (26 issues)	$52.7	($7.4)	87.7%
More than one year (9 issues)	19.8	(3.7)	84.3
Less than $100,000 at 6/30/02 (62 issues)	137.0	(1.8)	98.7

	$209.5	($12.9)	94.2%

Equity Securities
Securities with unrealized gains:
Exceeding $100,000 at 6/30/02 and for:
Less than one year (2 issues)	$8.9	$.8	109.9%
More than one year (4 issues)	18.6	2.3	114.1
Less than $100,000 at 6/30/02 (4 issues)	.2	.1	200.0

	$27.7	$3.2	113.1%

Securities with unrealized losses:
Exceeding $100,000 at 6/30/02 and for:
Less than one year (1 issue)	$.3	($.3)	50.0%
More than one year (1 issue)	.8	(.4)	66.7
Less than $100,000 at 6/30/02 (6 issues)	1.3	(.2)	86.7

	$2.4	($.9)	72.7%

     When a decline in the value of a specific investment is considered to be “other than temporary,” a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are “other than temporary” requires judgment based on subjective as well as objective factors. Factors we consider and resources we use include:

•	whether the unrealized loss is credit-driven or a result of changes in market interest rates,

•	the extent to which market value is less than cost basis,

•	historical operating, balance sheet and cash flow data contained in issuer SEC filings,

•	issuer news releases,

•	near-term prospects for improvement in the issuer and/or its industry,

•	industry research and communications with industry specialists,

•	third party research and credit rating reports,

•	internally generated financial models and forecasts,

•	discussions with issuer management, and

•	ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

     Based on our analysis, we believe (i) that we will recover our cost basis in the securities with unrealized losses and (ii) that we have the ability and intent to hold the securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairment could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity.

     Net realized gains (losses) on securities sold and charges for “other than temporary” impairment on securities held were as follows:

	Net Realized
	Gains (Losses)	Charges for
Period Ended	on Sales	Impairment	Other		Total

		(in millions)
June 30, 2002	($5.8)	($6.4)	$.4	(*)	($11.8)
December 31, 2001	10.3	(16.2)	—		(5.9)
December 31, 2000	(2.4)	(3.0)	—		(5.4)
December 31, 1999	22.6	—	—		22.6

(*) Adjustments to reflect warrants at fair value.

     Increased impairment charges in recent years reflect, among other things, a rise in corporate defaults in the marketplace.

     Uncertainties.

          Property and Casualty Insurance Reserves. Liabilities for the costs of losses and loss adjustment expenses for both reported and unreported claims are estimated based on historical trends adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expense is inherently judgmental and is influenced by factors which are subject to significant variation. Through the use of analytical reserve development techniques, management monitors items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. Adjustments to reserves are reflected in the results of operations in the periods in which estimates change.

          Exposure to Market Risk. Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio which is exposed to interest rate risk and, to a lesser extent, equity price risk.

          Fixed Maturity Portfolio. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This practice allows us to be flexible in reacting to fluctuations of interest rates. We manage the portfolios of our insurance companies to attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

     The following table provides information about the NSA Group’s fixed maturity investments that are sensitive to interest rate risk. The table shows expected principal cash flows and related weighted average interest rates by expected maturity date for each of the five subsequent years and collectively for all years thereafter. We include callable bonds and notes based on call date or maturity date depending upon which date produces the most conservative yield. We include mortgage-backed securities and sinking fund issues based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	June 30, 2002		December 31, 2001		December 31, 2000

	Principal		Principal		Principal
Year	Cash Flows	Rate	Cash Flows	Rate	Cash Flows	Rate

			(dollars in millions)
Remainder of Current Year	$46.4	6.99%	n/a		n/a
Subsequent Calendar Year	124.4	6.73%	$63.7	7.51%	$41.7	7.21%
2nd Subsequent Calendar Year	65.0	7.03%	143.9	7.05%	53.4	6.67%
3rd Subsequent Calendar Year	113.1	6.53%	89.1	7.03%	135.2	7.08%
4th Subsequent Calendar Year	121.2	6.43%	119.4	6.58%	88.7	7.02%
5th Subsequent Calendar Year	81.0	6.89%	137.1	6.32%	121.1	6.91%
Thereafter	459.5	6.57%	523.1	6.79%	583.5	6.97%

Total	$1,010.6	6.64%	$1,076.3	6.80%	$1,023.6	6.98%

Fair Value	$1,036.4		$1,082.8		$991.4

     Equity Price Risk. Equity price risk is the potential economic loss from adverse changes in equity security prices. Although our investment in equity securities is only 3.1% of the NSA Group’s total investments at June 30, 2002, it is concentrated in a relatively limited number of positions; approximately four-fifths of the total is in three investments. We believe this approach allows us to more closely monitor the companies and industries in which they operate.

Results Of Operations

     Underwriting. Infinity’s insurance subsidiaries sell nonstandard, standard and preferred personal auto insurance and, to a lesser extent, nonstandard commercial auto coverage and a complement of other personal lines insurance products. Nonstandard coverage is a product designed for drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage.

     Underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio which is a sum of the ratios of losses and loss adjustment expenses and underwriting expenses to earned premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

     Since early 2000 through the first six months of 2002, Infinity’s insurance subsidiaries have been increasing their premium rates with a goal of achieving underwriting profits, even if it entails foregoing volume. Management expects rate increases to continue during the remainder of 2002 and into 2003 but at a reduced pace and level. As with all property and casualty companies, the beneficial impact of these price increases is reflected in our financial results over time. We implement price increases on our in-force policies as they are renewed, which generally takes between six and twelve months for our entire book of business. We recognize increased premiums on particular policies as the premiums are earned, generally over the course of the six to twelve months after the policy is effective.

     Net earned premiums and combined ratios for the NSA Group and the Assumed Agency Business were as follows:

	Six months ended
	June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(dollars in millions)
Net Earned Premiums (GAAP)
NSA Group:
Gross written premiums	$521.4	$522.3	$962.3	$1,077.7	$946.7
Ceded reinsurance	(174.0)	(50.0)	(224.7)	(3.8)	(5.7)

Net written premiums	347.4	472.3	737.6	1,073.9	941.0
Change in unearned premiums	(11.5)	51.0	178.8	(30.6)	3.5

Net earned premiums	$335.9	$523.3	$916.4	$1,043.3	$944.5

Assumed Agency Business:
Net written premiums	$78.7	$81.4	$165.3	$133.1	$133.3
Change in unearned premiums	2.2	(8.8)	(15.4)	(4.2)	5.3

Net earned premiums	$80.9	$72.6	$149.9	$128.9	$138.6

Combined Ratios (GAAP)
NSA Group:
Loss and LAE ratio	79.8%	87.1%	82.1%	87.8%	77.3%
Underwriting expense ratio	18.0	21.9	22.1	22.0	22.6
Combined ratio	97.8%	109.0%	104.2%	109.8%	99.9%
Assumed Agency Business:
Loss and LAE ratio	73.1%	80.7%	80.8%	74.2%	74.3%
Underwriting expense ratio	28.1	30.4	28.5	30.4	33.6
Combined ratio	101.2%	111.1%	109.3%	104.6%	107.9%
Weighted Average NSA and Agency:
Loss and LAE ratio	78.5%	86.3%	81.9%	86.3%	77.0%
Underwriting expense ratio	20.0	23.0	23.0	22.9	24.0
Combined ratio	98.5%	109.3%	104.9%	109.2%	101.0%

          June 2002 compared to June 2001. The decline in the NSA Group’s net written premiums reflects primarily a reinsurance agreement, effective April 1, 2001, under which the NSA Group cedes 90% of the personal automobile physical damage business written by its insurance subsidiaries. Excluding the effect of this agreement, net written premiums declined approximately 1%, reflecting lower business volume partially offset by the impact of rate increases. Policies in force declined 16% from approximately 847,000 on June 30, 2001 to 710,000 on June 30, 2002. In the first six months of 2002, the NSA Group increased personal auto rates about 8% over rates in effect at year end 2001; we expect rate increases to be approximately 10% for the full year. As a result of rate increases implemented over the last year, the loss and LAE ratio improved by 7.3 points compared to the first six months of 2001. The expense ratio for the first six months of 2002 improved by 3.9 points over the first six months of 2001, as a result of increased ceding commissions, rate increases and our continuing expense initiatives. The improvement in the loss and expense ratios led to an improvement in the combined ratio of 11.2 points, from a 109.0% in the first six months of 2001 to 97.8% in the first six months of 2002.

     Net earned premiums from the Assumed Agency Business increased as growth from rate increases implemented in the latter part of 2001 was partially offset by a reduction in volume from certain unprofitable business. The shift away from underperforming business and the increase in rates over the past year resulted in a 9.9 point improvement in the combined ratio over the first six months of 2001.

          2001 compared to 2000. The decline in the NSA Group’s net written premiums in 2001 reflects primarily the automobile physical damage reinsurance agreement discussed above. Excluding the effect of the agreement, net written premiums declined about 11% in 2001 as lower business volume was partially offset by the impact of rate increases. Policies in force declined 19% as some customers decided not to renew policies at higher rates. The NSA Group increased personal auto rates approximately 15% in 2001. The 2001 combined ratio improved 5.6 points compared to 2000 as the effect of rate increases in 2001 and 2000 more than offset a $5.1 million charge to write-off policy-processing software that was not in use.

     The increase in net earned premiums for the Assumed Agency Business was due primarily to volume growth across numerous states stemming from a 10% increase in new agents. The increase in the combined ratio resulted from insufficient pricing on new business.

          2000 compared to 1999. The increase in net written premiums in 2000 for the NSA Group reflects expanded writings primarily in New York, California and Florida. The combined ratio for 2000 increased due to (i) increased auto claim frequency and severity (particularly in medical and health related costs) and (ii) the impact of a very competitive pricing environment on policies written during 1999 and early 2000. In an effort to alleviate increasing losses, the NSA Group increased personal auto rates approximately 15% in 2000.

     While net earned premiums from the Assumed Agency Business decreased from the prior year, the combined ratio improved 3.3 points due to a decrease in underwriting expenses and increased quota share ceding commissions from favorable development on ceded homeowners’ business.

     Investment Income. Changes in the NSA Group’s net investment income reflect fluctuations in market rates and changes in average invested assets.

     The Assumed Agency Business represents a portion of Great American’s personal lines business and is not a separate legal entity; accordingly, it does not have a separate investment portfolio and related investment income.

          June 2002 compared to June 2001. Net investment income decreased $6.6 million in the first six months of 2002 compared to the same period in 2001 due primarily to $3.6 million in interest expense (included in net investment income) on funds held from the aforementioned automobile reinsurance agreement and a 6% decrease in average invested assets.

          2001 compared to 2000. Net investment income increased $5.9 million in 2001 due primarily to a 12% increase in average invested assets in fixed maturity securities, partially offset by $3.1 million in interest expense on funds held from the Inter-Ocean reinsurance agreement discussed above.

          2000 compared to 1999. Net investment income decreased $5.0 million in 2000 due primarily to a 5% decrease in average invested assets.

     The remaining discussion of results of operations relates to the NSA Group’s Combined Statement of Operations.

     Realized Gains (Losses) on Investments.

          June 2002 compared to June 2001. Realized gains (losses) on investments include provisions for other than temporary impairment of securities still held of $6.4 million in the first six months of both 2002 and 2001. Increased impairment charges in recent years reflect, among other things, a rise in corporate defaults in the marketplace.

     The NSA Group owns warrants to buy the common stock of a publicly traded company. Under generally accepted accounting principles, these investments are considered derivatives and marked to market resulting in realized gains and losses. Realized gains (losses) on investments include a gain of $372,000 in the first six months of 2002 to adjust the carrying value of these warrants to their market value of $1.5 million at June 30, 2002.

          2001 compared to 2000. Realized gains (losses) on investments include provisions for other than temporary impairment of securities still held of $16.2 million in 2001 and $3.0 million in 2000.

          2000 compared to 1999. Realized gains (losses) on investments in 1999 include gains of $24.0 million from the sale of equity securities.

     Other Operating and General Expenses.

          June 2002 compared to June 2001. Other operating and general expenses for the NSA Group for the first six months of 2001 include goodwill amortization of $1.1 million. Under SFAS No. 142, which was implemented January 1, 2002, goodwill is no longer amortized. Excluding 2001 goodwill amortization, other operating and general expenses increased $674,000 or 8% due primarily to an increase in corporate litigation expenses partially offset by a decrease in charge-offs of premium balances due from policyholders.

          2001 compared to 2000. Other operating and general expenses for the NSA Group decreased $4.6 million (19%) due primarily to a $3.7 million reduction in corporate litigation expenses.

          2000 compared to 1999. Other operating and general expenses for the NSA Group increased $5.0 million (26%) due primarily to a $2.7 million increase in corporate litigation expenses and a $3.4 million increase in charge-offs of premium balances due from policyholders. The rise in charge-offs reflects the effects of a temporary easing (in 1999) of policy payment terms.

     Income Taxes. The NSA Group’s effective tax rate was 38% in 2001, 35% in 2000 and 36% in 1999. See Note G to the NSA Group’s historical audited financial statements for an analysis of items affecting the NSA Group’s effective tax rate.

     Equity in Affiliate Losses. Equity in net losses of affiliates for 2000 and 1999 represents our proportionate share of the results of Chiquita Brands International, an affiliate of AFG during those periods. Chiquita reported net losses attributable to common shareholders of $112 million in 2000 and $75.5 million in 1999. In 2001, we suspended accounting for Chiquita under the equity method due to Chiquita’s pending restructuring.

     Equity in net losses of affiliates for 2000 also includes a $14.2 million pretax charge to writedown the NSA Group’s investment in Chiquita to quoted market value at December 31, 2000.

     Recent Accounting Standards. In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 141, business combinations initiated after June 30, 2001 are required to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill is no longer amortized beginning January 1, 2002, but is subject to an impairment test at least annually. We completed the transitional test for impairment in 2002 with no writedown required. Other operating and general expenses for the NSA Group include goodwill amortization of $2.2 million in each of 2001, 2000 and 1999. The carrying value of goodwill at December 31, 2001, was $70.3 million for the NSA Group and $5 million for the Assumed Agency Business.

BUSINESS

     We are a national provider of personal automobile insurance with an emphasis on nonstandard auto insurance. Nonstandard auto insurance provides coverage to drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage. We also write standard and preferred personal auto insurance, nonstandard commercial auto insurance and complementary personal lines insurance products.

     Our products are offered primarily through a network of approximately 14,000 independent agencies, and we believe we are the second largest provider of nonstandard auto coverage through independent agents in the United States, behind only The Progressive Corporation. While licensed to write insurance in every state, we focus on 25 states which we believe provide the greatest opportunity for profitable growth.

     In 2001, we generated, on a pro forma basis, $1.13 billion in gross premiums written and $903 million in net premiums written. In that year, approximately 96% of our business was personal auto and the remaining 4% was homeowners, umbrella liability, boat owners and nonstandard commercial auto coverages. While there is no precise, industry-recognized definition of nonstandard auto insurance, we estimate that, in 2001, approximately four-fifths of our personal auto business was nonstandard coverage. At June 30, 2002, we had total assets and shareholder’s equity of $2 billion and $402 million, respectively, as adjusted to give effect to this offering and assuming the completion of the concurrent senior note offering.

Our Strengths

     We believe that we are well positioned to compete in today’s market through various strengths that should enable us to build upon our history of favorable underwriting results. The following table compares our statutory combined ratio in past years with those of the personal lines insurance industry as a whole.

						1997-	1992-
	2001	2000	1999	1998	1997	2001	2001

Infinity	104.6%	108.9%	101.4%	98.2%	94.8%	101.3%	101.6%

Industry	110.9%	109.9%	104.5%	102.7%	99.8%	105.8%	105.7%

     Our Product Focus. We are focused on writing personal automobile insurance through independent agents. We believe this focus has helped us to become one of the largest writers of nonstandard auto insurance with a growing presence in the standard and preferred segments. Focusing on the personal auto market, we develop innovative products and service niche markets across the entire range from nonstandard to preferred. For example, we have developed programs to focus on the Southern California Latino market, which we believe have given us an important position in a growth market. To distinguish our standard and preferred products from our competitors, we include complementary roadside assistance and other travel-related benefits that we believe have increased our retention rates.

     Our Expertise in Risk Segmentation. We believe that appropriate risk segmentation is the primary way in which we can maximize underwriting performance. We evaluate risks in finer detail than we believe most other insurers do and use sophisticated proprietary databases and risk models to offer each driver the appropriate rate. For example, while many insurers evaluate drivers’ ages based on broad groupings, we look at exact age to reflect differences in risk more accurately. In addition to varying rates, we offer coverage terms tailored to unique market needs.

     Our Claims Handling Capability. We believe that properly handling claims controls the amounts we pay to settle claims and increases customer and agent satisfaction. We employ approximately 1,500 claims personnel located throughout the United States, and we provide a 24-hour, seven days per week toll-free service for our customers to report claims. We use predominantly our own local adjusters who typically respond to claims within 24 hours of a report. This approach allows us to consistently apply our philosophy of paying valid claims promptly while denying non-meritorious claims.

     Our Agency Relationships. We have a long-term commitment to independent agencies and see them as a very effective, variable cost distribution channel for personal automobile insurance. We have active relationships with approximately 14,000 independent agencies whom we support with competitive compensation programs, agency interface technology and an array of support programs.

     Our Low Cost Structure. Controlling expenses allows us to price competitively and achieve better underwriting returns. Over the last five years, our ratio of underwriting expenses to premiums has averaged 22.9%, which is 4.8 points better than the personal lines industry average of 27.7% for the same period. Ongoing consolidation of our historically separate business units is expected to generate savings during 2003 and additional expense reductions in future years as the consolidation efforts are completed.

     Our Management Experience. We have an experienced management team. Michael D. Krause, Chief Executive Officer and President, spent eight years with Progressive and has been with our companies for 17 years, most recently as President of AFG’s personal insurance group. James R. Gober, Executive Vice President, has been with our companies for 24 years, most recently as President of the NSA Group. John R. Miner, Executive Vice President, spent five years with Chubb and has been with AFG for 14 years, most recently as President of Great American’s Personal Lines Division.

     Our Financial Strength. We have a conservative investment portfolio. At June 30, 2002, the portfolio consisted of 97% fixed maturity securities, 94% of which are investment grade. A.M. Best has assigned our nonstandard personal auto insurance subsidiaries an “A (Excellent)” rating which, according to A.M. Best, reflects our solid capitalization, favorable overall operating performance, adequacy of loss reserves and strong nonstandard auto market presence.

Our Strategy

     Our goal is to maximize shareholder value by focusing on underwriting profitability and long-term return on equity. We will pursue this goal through a strategy of:

     Product focus. We will focus on personal automobile insurance where we expect the nonstandard business to benefit from an improving price environment and where we expect growth in our standard and preferred segments.

     Distribution focus. We will focus on the independent agent channel as a cost-effective system to access the personal auto insurance market and provide us a flow of customers.

     Geographic focus. We will focus on the states that we believe offer us the greatest opportunity for profitable growth. Target states will be distinguished by their personal auto insurance market size and legal and regulatory environments that we view as conducive to the profitability of our business.

     Disciplined pricing. We will demand adequate rates to achieve underwriting profitability and are willing to forego volume if necessary to achieve our profit objectives. We will remain committed to setting individual rates more accurately than our competitors.

     Field claim handling. We will emphasize prompt response to claims by our own local claim adjusters in a manner that will continue to deliver good service to our customers and provide effective control of the claim resolution process.

     Controlled operating expenses. We will manage our cost structure to be competitive and will remain committed to reducing costs further through consolidation designed to eliminate redundancies and achieve greater efficiencies.

The Personal Automobile Market

     Personal auto insurance is the largest line of property and casualty insurance accounting for approximately 39% or $128 billion of the total $329 billion of annual industry premiums. Personal auto insurance provides coverage to drivers for liability to others for both bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and other perils. Personal auto insurance is comprised of preferred, standard and nonstandard risks. Nonstandard insurance is intended for drivers who, due to their driving record, age or vehicle type, represent a higher than normal risk. As a result, customers that purchase nonstandard auto insurance generally pay higher premiums for similar coverage than drivers qualifying for standard or preferred policies. While there is no established industry-recognized demarcation between nonstandard policies and all other personal auto policies, we believe that nonstandard auto risks generally constitute between 15% and 20% of the personal automobile insurance market, with this range fluctuating according to competitive conditions in the market. Approximately one-third of all personal automobile insurance is sold by independent agents.

     The personal auto insurance industry is cyclical, characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. In the late 1990s, many automobile insurers attempted to capture more business by reducing rates. We believe that these industry-wide rate reductions combined with increased severity trends during the period contributed to the deterioration of industry loss ratios in the years 1999 through 2001. We began implementing rate increases in early 2000. Since that time, most of the industry, including some of the largest companies, have begun to raise rates and tighten underwriting standards in order to address poor results. Other insurance companies have recently withdrawn from the market because of their inability to compete successfully, impaired capital positions, or because of a decrease in the availability of reinsurance.

Our Products

     Personal Automobile is our primary insurance product. It provides coverage to individuals for liability to others for bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and various other perils. In addition, many states require policies to provide for first party personal injury protection, frequently referred to as no-fault coverage. We offer personal automobile insurance to nonstandard, standard and preferred customers. Personal automobile insurance accounted for approximately 96% of our gross written premiums for the year ended December 31, 2001.

     Nonstandard Commercial Automobile provides coverage to businesses for liability to others for bodily injury and property damage and for physical damage to businesses’ vehicles from collision and various other perils. We offer nonstandard commercial automobile insurance to businesses who employ one or more nonstandard risk drivers. We target businesses with fleets of 12 or fewer vehicles and generally avoid businesses which are involved in what we consider to be hazardous operations or interstate commerce. Nonstandard commercial automobile insurance accounted for approximately 3% of our gross written premiums for the year ended December 31, 2001.

     Homeowners and Other includes homeowners insurance and several other personal lines insurance products. We write homeowners insurance for dwellings, condominiums and rental property contents on a limited basis in selected markets. Homeowners insurance provides protection against losses from a wide variety of perils, as well as coverage for liability arising from ownership or occupancy. We also write coverage on a limited basis for personal watercraft, personal articles, such as jewelry, and umbrella liability protection. Homeowners and other insurance accounted for approximately 1% of our gross written premiums for the year ended December 31, 2001.

Pricing and Product Management

     The pricing segmentation approach that we utilize requires the extensive involvement of product managers who are responsible for the underwriting profitability of a specific state or region with the direct oversight of rate level structure by our most senior managers. Product managers work closely with our pricing and product development departments to generate rate level indications and other relevant data. This data enables our product managers to change the rate structure by evaluating detailed information, such as loss experience based on driver characteristics, financial responsibility scores and make/model of vehicles. Product managers are also responsible for obtaining approval of our rate filings from state insurance departments. We believe this approach has permitted us to respond more quickly than our competitors to adverse loss trends such as those experienced in 1999 and 2000 and to obtain faster approval for our filings. Unlike many of our competitors, we reacted by increasing personal auto rates across the NSA Group and Assumed Agency Business 14% in 2000 and again in 2001. We anticipate increasing personal auto rates approximately 10% in 2002. We expect to benefit from our rate actions and the price firming taking place in the market given the more recent rate actions by many of our competitors.

     Beyond the detailed pricing analysis, product managers are responsible for developing innovative products which meet the needs of our customers and provide us a competitive advantage in the marketplace. We have had success in designing products that provide the basic required coverage for our nonstandard customers, and products that include expanded coverage for our preferred customers.

Distribution and Marketing

     We distribute our products primarily through a network of approximately 14,000 independent agencies. Independent agencies were responsible for approximately 96% of our gross written premiums in 2001. In 2001, no one independent agency accounted for more than 2% of our gross written premiums, and only two agencies accounted for more than 1% of our gross written premiums. Another mode of distribution includes relationships with some non-affiliated property and casualty insurers that have their own captive agency forces. These companies usually provide standard and preferred auto coverage through one of their own companies while utilizing our companies for their nonstandard risks. We believe these are mutually beneficial relationships since our partners gain access to our nonstandard auto expertise and we gain access to a new distribution channel. This channel represented approximately 3% of gross written premiums in 2001. We also sell a small amount of business (representing less than 1% of our gross written premiums) via the Internet.

     We hold licenses to write auto insurance in all 50 states, but we focus on the 25 states which we believe provide the greatest opportunity for profitable growth considering the market size and the current legal and regulatory environment. In furtherance of this strategy, effective September 2002, we no longer accept new private passenger automobile insurance in New Jersey, and during the first quarter of 2003, will have our obligation to issue renewal policies assumed by an unaffiliated insurance company. For the year ended December 31, 2001 our top five states generated 60% of our gross premiums written. The following table sets forth the distribution of our gross premiums written by state as a percent of total gross written premiums for the periods indicated:

	2001	2000	1999

California	25%	23%	22%

Florida	10	10	9

New York	9	12	9

Connecticut	8	7	9

Georgia	8	8	10

All Other States	40	40	41

	100%	100%	100%

     Our business development department is responsible for the distribution and sale of our products through our independent agencies and strategic partners. This department is split into two key areas, field operations and corporate business development. The responsibilities of our field business development representatives include selecting agencies and strategic partners for appointment, training them to sell our products, and monitoring their operations to ensure compliance with our production and profitability standards. While most of the field activity occurs face-to-face in the producer’s office, we have had success with other approaches such as group seminars that focus on promoting our products and conducting training for our agents.

     Our corporate business development staff is responsible for our branding initiatives, cooperative advertising with our independent agents, sales promotions and agents incentives. In addition, this team is actively engaged in building agency relationships via telephone, e-mail, fax and direct mail.

     We believe that our ability to develop strong and mutually beneficial relationships with our agents is paramount to our success. We foster our agent relationships by providing them our software applications along with programs and services designed to strengthen and expand their marketing, sales and service capabilities. Our internet-based software applications provide many of our agents with real-time underwriting, claims and policy information. We believe the array of services that we offer to our agents adds significant value to their businesses. For example, we recently established the PASS Program (Providing Agents Service and Support). PASS is an incentive-based program through which our agents earn savings on service and support needs including technology, training, financial services, office supplies, advertising, promotion and travel.

     We focus particular attention on developing relationships with Latino agents, especially in Southern California. Over the past decade Latinos have been the fastest growing segment of the United States population according to U.S. Census Bureau data. For example, Latinos constitute an estimated 44.6% of the population in Los Angeles County. Over the past decade, we have actively developed close relationships with Latino agents by supporting their businesses and customers in their local communities. We have developed products and services that support their special needs and interests such as translating important documents to Spanish and providing bilingual customer service and claims personnel. We consider our position in this unique niche of the market, including our Infinity brand, to be a significant competitive advantage.

Claims Handling

     Our claims organization employs approximately 1,500 people and has 40 field branch offices and three regional offices. We provide a 24-hour, seven days per week toll-free service for our customers to report claims. We use predominantly our own local adjusters who typically respond to claims within 24 hours of a report.

     We are committed to the field handling of claims and believe it provides better service to our customers and better control of the claim resolution process than alternative methods. We open claims branch offices in areas where we believe the volume of business will support them. Customer interactions can occur with generalists (multi-line claim representatives) and specialists (staff appraisers, field casualty representatives and special investigators) based on local market volume, density and performance. Nationally, over 50% of our claims are handled face-to-face. We strive for accuracy, consistency and fairness in our claim resolutions. We have an auditing program which measures performance in investigations, damage documentation and other relevant areas.

     Our claims organization is committed to defending against non-meritorious claims. This is done through referrals to our special investigations team. This team, made up of claims and former law enforcement professionals, works in concert with field operations to resolve questionable claims.

     The recent consolidation of our separate claims departments has allowed us to gain economies of scale and to eliminate redundancies. We believe that this will provide greater consistency in the claims handling process. We estimate that it will reduce claims handling costs by approximately $4 million annually beginning in 2003.

Loss and Loss Adjustment Expense Reserves

     We estimate liabilities for the costs of losses and loss adjustment expenses for both reported and unreported claims based on historical trends adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expense is inherently judgmental and is influenced by factors which are subject to significant variation. We monitor items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. While the ultimate liability may be greater or lower than recorded loss reserves, the reserve tail for personal auto coverage is shorter than that associated with many other property and casualty coverages and can, therefore, be established with less uncertainty than coverages having longer reserve tails.

     We review loss reserve adequacy quarterly. Our independent auditors also review the adequacy of our loss reserves as part of their audit procedures. Our reserves are also certified to state regulators annually. Reserves are adjusted as additional information becomes known. Such adjustments are reflected in current year operations.

     The following table presents the development of the NSA Group’s loss reserves, net of reinsurance, on a GAAP basis for the last ten years. The top line of the table shows the estimated liability for unpaid losses and loss adjustment expense recorded at the balance sheet date for the indicated years. The next line, captioned Liability for Unpaid Losses and Loss Adjustment Expenses—As re-estimated at December 31, 2001, shows the re-estimated liability as of December 31, 2001. The remainder of the table presents intervening development as percentages of the initially estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

Liability for Unpaid Losses and Loss Adjustment Expenses (in millions):

As originally estimated	$210	$262	$385	$489	$569	$511	$525	$589	$543	$627	$608

As re-estimated at December 31, 2001	$190	$230	$347	$494	$567	$529	$530	$536	$504	$617	N/A

Liability Re-Estimated as of:

One year later	90.4%	89.0%	89.6%	96.8%	97.8%	99.5%	100.8%	95.0%	95.3%	98.5%

Two years later	90.2%	87.0%	89.3%	100.4%	98.6%	101.9%	103.3%	93.6%	92.9%

Three years later	89.9%	87.5%	89.7%	101.1%	99.2%	104.7%	102.5%	91.0%

Four years later	90.6%	87.3%	90.2%	100.9%	100.3%	104.3%	100.9%

Five years later	90.3%	87.8%	90.1%	101.5%	100.0%	103.5%

Six years later	90.8%	88.0%	90.4%	101.3%	99.5%

Seven years later	91.0%	88.3%	90.6%	100.9%

Eight years later	91.3%	88.4%	90.1%

Nine years later	91.4%	87.9%

Ten years later	90.7%

Cumulative deficiency (redundancy):	(9.3%)	(12.1%)	(9.9%)	0.9%	(0.5%)	3.5%	0.9%	(9.0%)	(7.1%)	(1.5%)	N/A

Cumulative Paid as of:

One year later	61.4%	59.9%	58.8%	64.1%	63.8%	62.9%	59.3%	54.5%	53.0%	53.5%

Two years later	80.7%	76.1%	76.9%	87.2%	85.0%	83.9%	81.3%	73.2%	69.6%

Three years later	85.6%	82.1%	84.6%	95.2%	93.2%	94.3%	90.8%	80.6%

Four years later	87.8%	84.9%	87.5%	98.2%	96.6%	98.7%	94.8%

Five years later	89.0%	86.2%	88.7%	99.6%	98.3%	100.4%

Six years later	89.6%	86.9%	89.4%	100.5%	98.4%

Seven years later	90.0%	87.3%	89.9%	100.3%

Eight years later	90.3%	87.7%	89.6%

Nine years later	90.7%	87.3%

Ten years later	90.3%

     The following is a reconciliation of the NSA Group’s net liability to the gross liability for unpaid losses and loss adjustment expense.

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

As originally estimated:

Net liability shown above	$210	$262	$385	$489	$569	$511	$525	$589	$543	$627	$608

Add reinsurance recoverables	6	7	11	7	5	12	6	10	10	13	37

Gross liability	$216	$269	$396	$496	$574	$523	$531	$599	$553	$640	$645

As re-estimated at December 31, 2001:

Net liability shown above	$190	$230	$347	$494	$567	$529	$530	$536	$504	$617

Add reinsurance recoverables	8	9	12	6	4	18	13	14	17	16

Gross liability	$198	$239	$359	$500	$571	$547	$543	$550	$521	$633	N/A

Gross cumulative deficiency (redundancy)	(8.2%)	(11.2%)	(9.2%)	0.9%	(0.6%)	4.5%	2.2%	(8.3%)	(5.7%)	(1.2%)	N/A

     These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table. In addition, the data provided in this table does not include the Assumed Agency Business. The loss reserves of the Assumed Agency Business represent a carve-out of AFG’s Personal Lines’ reserves which had not previously been separately determined. Accordingly, the Assumed Agency Business loss reserves for all periods presented in this prospectus are based on current actuarial assessment and are therefore comparable to those labeled “re-estimated” in the preceding table.

Investments

     General

     We employ a conservative approach to investment and capital management intended to ensure that there is sufficient capital to support all the insurance premium that we can profitably write. The investment portfolio will continue to be managed by American Money Management Corporation, a wholly-owned subsidiary of AFG. Our board of directors will set investment guidelines and periodically review the portfolio performance for compliance with such guidelines.

     The following tables present the percentage distribution and yields of our investment portfolio (excluding investment in equity securities of affiliate corporations) as reflected in the financial statements.

			At
	At	December 31,
	June 30,
	2002	2001	2000	1999

Cash and Cash Equivalents	5.7%	5.1%	13.4%	5.4%

Fixed Maturities:

U.S. Government and Agencies	6.3	8.9	4.7	5.3

State and Municipal	5.1	4.2	4.1	2.1

Public Utilities	10.6	10.7	9.1	9.3

Mortgage-Backed Securities	12.4	11.7	8.0	8.4

Corporate and Other	55.2	54.8	56.5	65.9

Redeemable Preferred Stocks	.4	.6	.4	.5

	90.0	90.9	82.8	91.5

Net Unrealized Gains (Losses) on Fixed Maturities	1.3	.2	(1.2)	(4.3)

	91.3	91.1	81.6	87.2

Equity Securities	3.0	3.8	5.0	7.4

	100.0%	100.0%	100.0%	100.0%

			For the Years
			Ended
	For the Six		December 31,
	Months Ended
	June 30, 2002	2001	2000	1999

Yield on Fixed Income Securities:

Excluding realized gains and losses	6.6%	6.7%	6.7%	6.9%
Including realized gains and losses	5.1%	6.8%	6.3%	6.8%

Yield on Equity Securities:

Excluding realized gains and losses	2.8%	2.8%	2.7%	2.4%

Including realized gains and losses	(15.2%)	(10.7%)	0.8%	30.2%

Yield on All Investments:

Excluding realized gains and losses	6.5%	6.6%	6.5%	6.6%

Including realized gains and losses	4.4%	6.1%	6.0%	8.5%

     Fixed Maturity Investments

     Our fixed maturity portfolio is invested primarily in taxable bonds. The NAIC assigns quality ratings which range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows our bonds and redeemable preferred stocks, by NAIC designation and comparable Standard & Poor’s Corporation rating as of June 30, 2002.

			Market Value
NAIC		Amortized
Rating	Comparable S&P Rating	Cost	Amount	%

			(dollars in millions)
1	AAA, AA, A	$633.6	$652.9	63%

2	BBB	314.1	318.0	31

	Total investment grade	947.7	970.9	94%

3	BB	45.5	42.4	4

4	B	22.1	17.4	2

5	CCC, CC, C	5.9	5.2	*

6	D	.6	.5	*

	Total noninvestment grade	74.1	65.5	6%

	Total	$1,021.8	$1,036.4	100%

(*) Less than 1%

     Fixed income investment funds are generally invested in securities with short-term and intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions and maintaining sufficient liquidity to meet policyholder obligations. At June 30, 2002, the average life of the NSA Group’s fixed maturities was about 5 1/2 years. See Note C to the NSA Group financial statements for the composition of our fixed income portfolio by scheduled maturity.

     For additional information regarding our investment portfolio and results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Investments—NSA Group.”

Competition

     The personal auto insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. In 2001, the five largest automobile insurance companies accounted for approximately 47% of the industry’s net written premiums and the largest ten accounted for approximately 62%.

     We generally compete with other insurers on the basis of price, coverages offered, claims handling, customer service, agent commission, geographic coverage and financial strength ratings.

Regulatory Environment

     Our insurance company subsidiaries are generally subject to regulation and supervision by insurance departments of the jurisdictions in which they are domiciled or licensed to transact business. State insurance departments have broad administrative power relating to licensing insurers and agents, regulating premium rates and policy forms, establishing reserve requirements, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions involving the insurers and prescribing the type and amount of investments. Under state insolvency and guaranty laws, regulated insurers can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies. Insurers are also required by many states, as a condition of doing business in the state, to participate in various assigned risk pools, reinsurance facilities or underwriting associations which provide various insurance coverages to individuals that otherwise are unable to purchase that coverage in the voluntary market. Participation in these involuntary plans is generally in proportion to voluntary writings of related lines of business in that state. The underwriting results of these plans traditionally have been unprofitable. The amount of premiums we might be required to assume in a given state in connection with an involuntary plan may be reduced because of credits we may receive for nonstandard policies that we write voluntarily. Many states have laws and regulations that limit an insurer’s ability to exit a market. For example, certain states limit an automobile insurer’s ability to cancel and non-renew policies.

     The insurance laws of the states of domicile of our insurance subsidiaries contain provisions to the effect that the acquisition or change of “control” of a domestic insurer or of any person that controls a domestic insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of “control” arises from the ownership, control, possession with the power to vote or possession of proxies with respect to a specified percentage (generally 10%) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of our common stock.

     We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to shareholders and meet our debt payment obligations is largely dependent on dividends or other distributions from our insurance company subsidiaries. State insurance laws restrict the ability of our insurance company subsidiaries to declare shareholder dividends. These subsidiaries may not make an “extraordinary dividend” until thirty days after the applicable commissioner of insurance has received notice of the intended dividend and has not objected in such time or the commissioner has approved the payment of the extraordinary dividend within the 30 day period. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the greater of 10% of the insurer’s surplus as of the preceding December 31, or the insurer’s net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurer’s remaining surplus after payment of a cash dividend to shareholder affiliates must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs.

     Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed. Through September 30, 2002, $87 million in dividends had been paid. Under applicable restrictions, the maximum amount of dividends payable during the remainder of 2002 from our insurance subsidiaries without seeking regulatory approval is approximately $3.2 million. We estimate the maximum dividend payable during 2003 by these insurance companies without seeking regulatory approval to be about $35 million. If our insurance company subsidiaries are unable to make dividend payments to us, or are able to pay only limited amounts of dividends, we may be unable to pay dividends to shareholders or make payments on our debt.

     State insurance law requires our insurance companies to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance company subsidiaries need to maintain financial strength ratings which requires us to sustain capital levels in these subsidiaries. Each of these may limit the ability of our insurance subsidiaries to declare and pay dividends.

Reinsurance

     Like other insurers, we reinsure a portion of our business with other insurance companies. Ceding reinsurance permits diversification of risk and limits the maximum loss arising from large or unusually hazardous risks or catastrophic events. We are subject to credit risk with respect to our reinsurers, as the ceding of risk to reinsurers generally does not relieve us of liability to our insureds until claims are fully settled. To attempt to mitigate this credit risk, we cede business only to reinsurers that meet our credit ratings criteria.

     In April 2001, we entered into a 90% quota share agreement on the personal auto physical damage business written by the NSA Group with Inter-Ocean Reinsurance Company Ltd., an unaffiliated company which is rated “A (Excellent)” by A.M. Best. This quota share agreement, recently amended to include coverage of the Assumed Agency Business for both policies in effect since January 1, 2002 and unearned premium at December 31, 2001, covers business written through December, 2002. We further minimize our credit risk by withholding premiums, in exchange for a fee, until all claims are resolved or the parties mutually agree to terminate the agreement. From time to time we enter into excess of loss reinsurance protection for both our personal and commercial automobile risks.

Ratings

     A.M. Best has currently assigned our insurance company subsidiaries a group rating of “A (Excellent)”. According to A.M. Best, “A” ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that our rating or future changes to our rating will not affect our competitive position.

Legal Proceedings

     We have pending against us in certain states class action lawsuits that involve issues over the classification of employees under federal and state wage and hour laws; methods used to calculate claim payments on vehicles determined to be a total loss; and whether there is an inherent diminished value in a damaged automobile that should be accounted for when calculating claim payment amounts. Our insurance companies also have lawsuits pending that seek extra-contractual damages from us in addition to damages claimed under an insurance policy. These lawsuits mirror similar lawsuits filed against other carriers in the industry and are in various stages of development. Although we are vigorously defending these lawsuits, the outcome of these disputes is currently uncertain. However, based on their present status, management believes that the ultimate liability, if any, in any one or more of these actions is not expected to have a material adverse effect on our results of operations or financial condition.

Properties

     We lease an aggregate of 680,000 square feet of office space in numerous cities throughout the United States. Most of these leases expire within 8 years. Our most significant leased office spaces are located in suburban Atlanta (our principal office), Birmingham, Cincinnati, Windsor (Connecticut), St. Louis, and Los Angeles. We also own a 46,000 square foot office building in Dallas, most of which is used in our operations.

Employees

     We employ approximately 2,900 persons, none of whom are covered by collective bargaining arrangements.

MANAGEMENT

Executive Officers, Directors and Key Employees

     Our executive officers, directors and other key employees are as follows:

Name	Age	Position

Michael D. Krause	50	Chief Executive Officer, President and Director

James R. Gober	51	Executive Vice President

John R. Miner	42	Executive Vice President

Roger Smith	42	Senior Vice President and Chief Financial Officer

Joseph A. Pietrangelo	37	Senior Vice President

Carl H. Lindner III	49	Chairman of the Board

Keith A. Jensen	51	Director

Thomas A. Hayes(1)(2)	59	Nominee for Director

Ethan Jackson(2)(3)	66	Nominee for Director

Gregory G. Joseph(1)(3)	40	Nominee for Director

Gregory C. Thomas(1)(2)(3)	55	Nominee for Director

(1)	Will become a member of the Audit Committee upon completion of the offering. Mr. Thomas will serve as Chairman of the Audit Committee.

(2)	Will become a member of Compensation Committee upon completion of the offering. Mr. Hayes will serve as Chairman of the Compensation Committee.

(3)	Will become a member of the Nominating/Governance Committee upon completion of the offering. Mr. Joseph will serve as Chairman of the Nominating/Governance Committee.

     Michael D. Krause was elected our Chief Executive Officer, President and a Director in September 2002. From August 1985 through our formation, Mr. Krause served in various executive capacities with the AFG companies, including Chairman of each of the companies comprising the NSA Group. In his most recent capacity, Mr. Krause served as President of AFG’s property and casualty personal insurance group.

     James R. Gober was elected our Executive Vice President in September 2002. Mr. Gober has served in various capacities with our companies since 1978, including Director and President of Infinity Insurance Company and subsidiaries, and most recently as Director, President and Chief Executive Officer of each of the companies comprising the NSA Group.

     John R. Miner was elected our Executive Vice President in September 2002. Mr. Miner has served in various capacities with Great American since 1988, most recently as President of Great American’s personal lines division and Director and Senior Vice President of Great American.

     Roger Smith was elected our Senior Vice President and Chief Financial Officer in September 2002. Mr. Smith has served in various capacities with Great American Insurance Company since 1989 including Controller and Vice President of Great American Insurance Company and most recently as Vice President with responsibilities for Corporate Development.

     Joseph A. Pietrangelo was elected our Senior Vice President in September 2002. Mr. Pietrangelo has served in various capacities with our companies since 1999, most recently as Senior Vice President—Claims for the NSA Group and Great American’s personal lines. From 1997 to 1999, Mr. Pietrangelo was with Zurich/Farmers Personal Insurance, and for ten years prior to such time, Mr. Pietrangelo served in various capacities with The Progressive Corporation.

     Carl H. Lindner III was elected Chairman of the Board in September 2002. For more than five years, Mr. Lindner has served as Co-President and a director of AFG. For over ten years, Mr. Lindner has been principally responsible for AFG’s property and casualty insurance operations. Mr. Lindner is also a director of American Financial Corporation.

     Keith A. Jensen was elected a director in September 2002. Mr. Jensen has served as a Senior Vice President of AFG since February 1999. He served as a Senior Vice President of Great American Financial Resources from February 1997 until he was named Executive Vice President of that company in May 1999.

     Thomas A. Hayes will join our board of directors upon completion of the offering. Mr. Hayes joined KMK Consulting Company, a Cincinnati, Ohio-based business consulting firm, as Vice President in January 2002. From December 1998 to November 1999, Mr. Hayes served as Executive Vice President and Chief Operating Officer of the Ohio Casualty Group, a public corporation. Prior to that time, for 23 years Mr. Hayes was employed in various positions by Great American including, among others, General Counsel and President of the Commercial Division.

     Ethan Jackson will join our board of directors upon completion of the offering. For more than five years Mr. Jackson has been a private investor serving as Chairman and Chief Executive Officer of Basic American Financial, Inc., a private company not affiliated with AFG, which primarily manages family holdings. Mr. Jackson spent the majority of his business career in real estate development and commercial construction, specializing in the medical field. Mr. Jackson is on the Board of Advisors to Indiana Mills and Manufacturing, Inc., a private company specializing in safety equipment for the transportation industry, and serves as Chairman of the Board of the Oral and Maxillofacial Surgery Foundation.

     Gregory G. Joseph will join our board of directors upon completion of the offering. Mr. Joseph is, and has been for over 10 years, a principal executive officer and attorney for a number of family-owned, Cincinnati-based automotive dealerships. From 1987 through 1990, Mr. Joseph was in the private practice of law. He also serves on the advisory board to Xavier University, Cincinnati, Ohio, and has served as President of the Greater Cincinnati Auto Dealers Association.

     Gregory C. Thomas will join our board of directors upon completion of the offering. Mr. Thomas is currently retired after serving, from May 1990 through September 1996, as Executive Vice President and Chief Financial Officer of Citicasters Inc., a public company that was engaged primarily in the ownership and operation of television and radio stations. Prior to such time, Mr. Thomas served in several capacities with Taft Broadcasting Company and as a certified public accountant with Peat Marwick (now KMPG Peat Marwick). From November 2000 to March 2002, Mr. Thomas served as a director, chairman of the audit committee and a member of the compensation committee of Chiquita Brands International, Inc., a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. Both Citicasters and Chiquita formerly were affiliates of AFG.

Board Of Directors

     Upon completion of the offering, our directors will be divided into three classes and serve for staggered three-year terms. Our initial Class I directors, whose terms expire in 2003, are Michael D. Krause, Ethan Jackson and Gregory G. Joseph. Our initial Class II directors, whose terms expire in 2004, are Thomas A. Hayes and Keith A. Jensen. Our initial Class III directors, whose terms expire in 2005, are Carl H. Lindner III and Gregory C. Thomas.

Board Committees

     Upon completion of the offering, our board of directors will appoint an audit committee, a compensation committee and a nominating/governance committee. The audit committee will make recommendations to the board of directors regarding the selection of independent accountants, will review the results and scope of the independent accountants’ audit and the services provided by them and will review and evaluate our audit and control functions. The compensation committee will administer our stock plans and make recommendations concerning salaries and incentive compensation for our employees. The governance/nominating committee will select, or recommend that the board select, the director nominees to stand for election at annual meetings of shareholders and will develop and recommend to the board a set of corporate governance principles for the company.

Director Compensation

     Our Regulations provide that, at the discretion of the board of directors, the directors may be paid their expenses, if any, at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as a director. At the discretion of the board, members of special or standing committees may be allowed like compensation for attending committee meetings. Since our incorporation in September 2002, none of our directors has received compensation for his services as a board or committee member.

     It is anticipated that, after the initial public offering, each director who is also our employee will not receive any compensation for serving as a director, and each director who is not our employee will receive an annual retainer of $25,000 per year, and each chairman of a board committee will receive an additional $5,000 retainer. We expect to pay an attendance fee of $1,500 for each board and committee meeting attended. We also expect to grant each non-employee director options to purchase 2,500 shares of our common stock per year and to reimburse them for reasonable travel expenses incurred in connection with their services as directors.

Executive Compensation

     Since our formation, none of our officers has received compensation from us. After the offering, the compensation committee of our board of directors will fix the salaries and other compensation and benefits of all of our officers.

     The following table sets forth information with respect to compensation earned by our Chief Executive Officer and by our four other most highly compensated executive officers for the fiscal year ended December 31, 2001. Except in the case of Mr. Smith, all of the compensation discussed below was paid by the NSA Group or the Assumed Agency Business. Mr. Smith’s compensation was paid by a subsidiary of AFG.

Summary Compensation Table

		Annual Compensation			Long-term Compensation

				Other
				Annual	LTIP	All Other
Name and Position	Year	Salary	Bonus	Compensation (1)	Payouts(2)	Compensation(3)

Michael D. Krause Chief Executive Officer and President	2001	$705,769	$190,500	$3,648	$322,135	$28,400

James R. Gober Executive Vice President	2001	$362,020	$162,500	$10,182	$208,725	$28,400

John R. Miner Executive Vice President	2001	$383,334	$171,407	$8,683	0	$28,400

Roger Smith Senior Vice President and Chief Financial Officer	2001	$177,802	$20,000	$750	$9,804	$13,290

Joseph A. Pietrangelo Senior Vice President	2001	$180,000	$60,000	$330	0	$15,400

(1)	Consists of automobile allowance and insurance premiums.

(2)	Executives and other key employees of AFG insurance subsidiaries participate in long-term incentive plans which reward profitable results for individual business units based on targeted objectives for the unit tied to long-term profitability. The plans generally measure cumulative underwriting profit for the business unit over five years. Payment of earned amounts is generally made over a three year period following the term of the plan.

(3)	Consists of retirement plan contributions but excludes options granted under AFG’s stock option plan which will immediately vest and remain exercisable by the executives for a period of three years following completion of this offering. See “Certain Arrangements and Relationships Between Our Company and AFG – Employee Benefits.”

Stock Option Plan

     We established the 2002 Stock Option Plan to enable us to attract and motivate our employees and to encourage the identification of their interests with those of our shareholders. The plan also provides for the grant of options to purchase shares by our non-employee directors. The plan provides for the grant of “incentive stock options” that are qualified under the Internal Revenue Code of 1986, as amended (the “Code”), and for the grant of nonqualified stock options.

     The maximum number of shares of our common stock for which options may be granted under the plan is __________ (subject to antidilution provisions). Our compensation committee will administer the plan. Each member of the committee is an “outside director,” as such term is defined under Section 162(m) of the Code, and a “Non-Employee Director” as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

     Subject to specific limitations contained in the Plan, our board of directors has the ability to amend the plan at any time without shareholder approval. Unless earlier terminated, the plan may continue in effect until __________, 2012.

     Options generally expire ten years after the date of grant, though the committee can provide for a shorter term for a particular grant. Generally, subject to the discretion of the compensation committee, 20% of the shares underlying an option will become exercisable upon the first anniversary of the date of grant, and 20% become exercisable on each subsequent anniversary. Exercise prices for options granted under the plan may not be less than the fair market value on the date of grant. The compensation committee has broad discretion in determining the terms of the grant of awards under the plan, subject to the restrictions outlined above. For purposes of complying with Section 162(m) of the Code, no person may be granted options covering more than __________ shares during any one calendar year.

     Payment for shares purchased upon exercise of an option must be made in cash. The committee, however, may permit payment by delivery of shares of common stock already owned by the optionee having a fair market value equal to the cash option price of the shares, by assigning the proceeds of a sale or loan with respect to some or all of the shares being acquired (subject to applicable law), by a combination of the foregoing or by any other method.

     Persons who receive options incur no federal income tax liability at the time of grant. Persons exercising nonqualified options recognize taxable income, and we have a tax deduction at the time of exercise to the extent of the difference between market price on the day of exercise and the exercise price. Persons exercising incentive stock options do not recognize taxable income until they sell the underlying common stock. Sales within two years of the date of grant or one year of the date of exercise result in taxable income to the holder and a deduction for us, both measured by the difference between the market price at the time of sale and the exercise price. Sales after such period are treated as capital transactions to the holder, and we receive no deduction. The foregoing is only a summary of the federal income tax rules applicable to options granted under the plan and is not intended to be complete. In addition, this summary does not discuss the effect of the income or other tax laws of any state or foreign country in which a participant may reside.

     Our board of directors approved the grant of options to purchase __________ shares of our common stock (as adjusted for the stock dividend declared in connection with offering) upon the consummation of this offering with an exercise price equal to the initial public offering price of our common stock. The grants will be made to the persons named below, in the amounts shown in the schedule below.

Shares of Common Stock
Name	Underlying Options Granted

     These options will have a term of ten years and will vest in five equal annual installments beginning on the first anniversary of the date of grant.

PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock by:

•	each person that we believe will own beneficially more than 5% of the outstanding shares of our common stock;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

     Except as stated below, each holder listed below has sole investment and voting power with respect to the shares of common stock beneficially owned by the holder.

	Before Offering		After Offering

	No. of		No. of
Name	Shares	Percent	Shares	Percent

American Financial Group, Inc. (1)		100%

(1)	American Premier Underwriters, Inc., a wholly-owned subsidiary of AFG, directly owns the shares of Common Stock offered by this prospectus.

CERTAIN ARRANGEMENTS AND RELATIONSHIPS
BETWEEN OUR COMPANY AND AFG

     We have entered into a Formation and Separation Agreement with AFG that formalizes certain arrangements with respect to our formation and sets forth actions to be taken as part of this offering. These actions include the termination of certain relationships with AFG, the continuation of others and the entering into of new agreements as more fully described below.

Reinsurance

     We have agreed to acquire, by reinsurance, the independent agency produced personal lines business of AFG’s principal property and casualty insurance subsidiary, Great American. This consists primarily of personal auto insurance for standard and preferred drivers but also includes other personal lines business such as homeowners, umbrella liability and boat owners. As the reinsurer, we will assume the unearned premium and liabilities for the inforce business, service the policyholders and handle the claims. Great American, in turn, will transfer to us assets (primarily investment securities) with a market value approximately equal to the net liabilities related to the inforce business less $5 million and permit us to continue to write policies in the same Great American companies where these policies are presently written. This agreement will continue for a period of up to three years during which time we will make the proper rate and form filings allowing our insurance subsidiaries to write these policies.

Registration Rights

     Effective as of the completion of this offering, we will enter into a registration rights agreement with AFG. AFG has informed us that it has no current intention to dispose of, following the offering, any of the remaining shares of common stock that it beneficially owns but wants registration rights primarily for the purpose of valuing our common stock at market price.

     Under this agreement, beginning six months after the completion of this offering, AFG will have the right to require us, subject to specified exceptions, on one occasion, to register under the Securities Act of 1933, shares of our common stock owned by AFG and its affiliates for sale in a public offering. The shares that AFG and its affiliates intend to sell must have a market value of at least $5 million.

     The registration rights agreement also requires us to file with the SEC no later than the first anniversary of the completion of this offering and cause to become effective no later than 90 days thereafter a registration statement relating to an offer to sell all shares of common stock then owned by AFG. We are not required to file this registration statement if, as of the first anniversary of the completion of this offering, AFG is no longer the beneficial owner of at least 9.9% of our outstanding common stock. We have agreed to keep this registration statement effective for up to 36 months, unless we earlier deliver an opinion of our counsel to AFG that AFG can sell the shares it continues to own without registration and without any limitations as to volume under Rule 144 promulgated under the Securities Act of 1933.

     If we propose to file a registration statement covering shares of our common stock (other than a registration statement with respect to our benefit plans or with respect to a business combination), AFG will have the right to include shares of common stock held by it or its affiliates in the registration, on a second-priority basis to the shares that we are including in the registration but in priority to any other shareholder who then has registration rights. If another shareholder demands a registration, AFG will have the right to include shares of common stock held by it or its affiliates in the registration in priority to both the demanding shareholder and us.

     We have agreed to pay all reasonable costs and expenses in connection with each such registration except underwriting discounts and commissions applicable to any shares of common stock sold by AFG. This agreement contains customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of the common stock on behalf of AFG.

Employee Benefits

     Currently, our employees participate in several of AFG’s benefit plans, such as retirement programs, incentive compensation plans, medical benefits and others. After the closing of this offering, our employees will no longer actively participate in any AFG plans but rather will participate in our own medical benefit plan and begin participating in our own retirement and savings program. In addition, as part of our formation, all options to purchase AFG common stock held by our employees will immediately vest and remain exercisable for a period of three years following the completion of the offering.

Investment Advisory

     As it has in the past, AFG will, through its wholly-owned subsidiary, American Money Management Corporation, provide investment advisory service to us for the foreseeable future at a fee of 17/100s of one percent of managed assets. The investment services it furnishes will be in accordance with general investment policies, objectives, directions and guidelines established from time to time by our board of directors or an appropriate committee of the board. For services rendered to our subsidiaries in years 2001, 2000 and 1999, American Money Management charged the NSA Group $2.0 million, $2.0 million and $1.9 million, respectively.

Tax Allocation

     We, and certain of AFG’s subsidiaries, are parties to a Tax Allocation Agreement, which provides for the filing of a consolidated federal income tax return and the allocation of income tax liability among various AFG subsidiaries as a Consolidated Tax Group. Following this offering we will no longer be a member of the Consolidated Tax Group for federal income tax purposes. Under the Formation and Separation Agreement, we will indemnify the Consolidated Tax Group for liabilities that are allocated to us for periods prior to the offering, and the Consolidated Tax Group will indemnify us for tax liabilities that are allocated to other members of the Consolidated Tax Group for periods prior to the offering. The amount of tax allocated for such periods is generally equal to the federal income tax that would have been payable by us during such periods if we and our subsidiaries had filed separate returns based upon income computed in accordance with generally accepted accounting principles. Each member of the Consolidated Tax Group is severally liable for the federal income tax liability of each other member of the Consolidated Tax Group. Accordingly, with respect to periods in which we have been included in the Consolidated Tax Group, we could be liable for any federal tax liability incurred, but not discharged, by any other member of the Consolidated Tax Group. As discussed above, the other members of the Consolidated Tax Group will indemnify us for that liability. Taxes allocated to the NSA Group for years 2001, 2000 and 1999 were $6.1 million, ($26.4 million) and $28.5 million, respectively.

Management Services to Great American

     We will provide certain insurance management services to AFG with respect to Great American’s direct to consumer personal auto book of business for a term of __ months following completion of this offering, with renewal rights. In addition, we will provide certain insurance management services to Mitsui Marine and Fire Insurance Company of America and certain of its affiliates (“Mitsui”) in support of Great American’s performance of its obligations under a services agreement between Great American and Mitsui with a term currently ending January 1, 2004, subject to certain mutual renewal provisions. AFG will pay us for these services an amount equal to ____________.

Other Services

     We have agreed with AFG that, promptly following the completion of this offering, we and they will take all reasonable action to negotiate in good faith the terms of a services agreement for the provision by them to us of certain facility sharing, information systems and corporate staff services, including human resources, risk management, legal, financial reporting and other existing shared services. The term for the provision of each service may vary depending on our needs. Some services may be phased out over a brief period of time following the completion of this offering while others may continue for a stated term and contain optional renewal rights. We intend to develop our own internal capabilities in the future in order to reduce and eventually eliminate our reliance on AFG for such services. The fees for these services will approximate those allocated to us prior to our formation. For years 2001, 2000 and 1999, fees allocated to our insurance subsidiaries were $11.1 million, $11.0 million and $11.5 million, respectively.

Intercompany Securities Transactions

     The NSA Group has purchased and sold securities at fair value in transactions with AFG subsidiaries; it has also transferred securities to its parent in the form of capital distributions and received securities from its parent as capital contributions. For a further description of these securities transactions, see Note J to the NSA Group financial statements.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of      shares of common stock, without par value, and      shares of preferred stock, without par value. The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Regulations and by provisions of Ohio law.

Common Stock

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders have the right to cumulate their votes in the election of directors. Our Articles of Incorporation provides that our board of directors must be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. Each of the Class I, Class II and Class III directors will initially consist of two directors with terms expiring in 2003, 2004 and 2005, respectively.

     Holders of common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred shares.

     Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

     Holders of common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

     Our Articles of Incorporation authorize our board of directors to designate and issue, from time to time, preferred shares in one or more series. Our board of directors is authorized, to the extent permitted by applicable law, to fix and determine the relative rights and preferences of the shares of any series so established with respect to, among other things, dividend or distribution rights, the dates of payments of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, sinking fund requirements, conversion or exchange rights and certain other terms of the preferred shares. Because the rights and preferences set by the board of directors for a series of preferred shares could be superior to the rights and preferences of the common stock, the issuance of such series could adversely affect the rights of the holders of common stock. As of the date of this prospectus, our board of directors had not authorized or issued any series of preferred shares and had no plans, agreements or understandings for such authorization or issuance.

     While issuance of preferred shares could provide us with needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance also could make it more difficult for a prospective acquiror to acquire a majority of our outstanding voting shares and could discourage an attempt to gain control of our voting shares. Such issuance also could adversely affect the market price of our common stock.

Exemption from Certain Provisions of Ohio Law Concerning Takeovers

     Ohio, the state of our incorporation, has enacted Ohio Revised Code Section 1701.831, the so-called “control share acquisition” statute. The statute specifies that, unless a corporation’s articles of incorporation or regulations otherwise provide, any person acquiring shares of an “issuing public corporation” in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first establishes such ownership within each such range: (1) 20% or more but less than 33 1/3%, (2) 33 1/3% or more but less than 50% and (3) more than 50%. We are an “issuing public corporation” for purposes of the statute, but our Articles exempt us from the statute’s application.

     Ohio also has enacted Ohio Revised Code Chapter 1704, the so-called “merger moratorium” statute. The statute specifies that, unless a corporation’s articles of incorporation or regulations otherwise provide, an “issuing public corporation” may not engage in a “Chapter 1704 transaction” for three years following the date a person acquires more than 10% of the voting power in the election of directors of the “issuing public corporation,” unless the “Chapter 1704 transaction” is approved by the corporation’s board of directors prior to such acquisition. A person who acquires such voting power is an “interested shareholder,” and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an “issuing public corporation” and an “interested shareholder,” if such transactions involve 5% or more of the assets or shares of the “issuing public corporation” or 10% or more of its earning power. Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions. Our Articles exempt us from the application of Chapter 1704.

Transfer Agent and Registrar

     We will serve as the registrar and transfer agent for our common stock.

COMMON STOCK ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we will have a total of      shares of common stock outstanding. All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by, or is in common control with that company.

     The remaining      shares of outstanding common stock, all of which will be owned by AFG and its affiliates, will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. We have the obligation to file registration statements covering the shares owned by AFG and its affiliates under certain circumstances, and AFG has both “demand” and “piggyback” registration rights as well. See “Certain Arrangements and Relationships Between Our Company and AFG—Registration Rights.”

     In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares acquired by affiliates either in the offering or through purchases in the open market following the offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

     No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. See “Risk Factors—Future sales of shares of our common stock by our existing shareholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.”

     AFG and its affiliates and our executive officers and directors have entered into the lock-up agreement described in “Underwriting.”

DESCRIPTION OF THE NOTES

     Concurrently with the offering of our common stock, we will offer $175 million aggregate principal amount of senior notes. The senior notes will bear interest at a rate of      % annually, and will have a final maturity of      .

     The completion of the offering of common stock is not conditioned upon the completion of the offering of senior notes. We intend to make the offering of senior notes pursuant to a separate prospectus. However, there can be no assurance that the senior notes will be issued.

     The senior notes will be unsecured and will rank equally in right of payment with all of our other senior indebtedness and senior to all of our subordinated indebtedness.

     The senior notes will be redeemable on or after      at an initial redemption price of      % of the principal amount of the senior notes. The redemption price will decrease ratably to 100% of the principal amount of the senior notes from and after      .

     There will be no sinking fund payments for the senior notes.

     The indenture pursuant to which we will issue the senior notes will contain covenants, among other things, limiting our ability to:

•	create liens on the Voting Stock of our Significant Subsidiaries (as these terms are defined in the indenture);

•	dispose of capital stock of our Significant Subsidiaries; and

•	engage in specified mergers and sales of assets.

     Events of default under the indenture include:

•	failure to pay principal or, after a 30-day grace period, interest;

•	our breach of a covenant or warranty in the indenture after notice;

•	the failure to pay our indebtedness or that of our subsidiaries in an aggregate principal amount exceeding $10 million;

•	judgments, orders or decrees in excess of $10 million against us or our subsidiaries which remain unstayed for 60 days; and • specified events of bankruptcy or insolvency.

     We are permitted to defease the indenture upon our compliance with the defeasance provisions of the indenture.

UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated      , 2002 the selling shareholder has agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston Corporation
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
Bear, Stearns & Co. Inc.

Total

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The selling shareholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to      additional outstanding shares from it at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses the selling shareholder will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by the selling shareholder	$	$	$	$
Expenses payable by the selling shareholder	$	$	$	$

     The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation until 180 days after the date of this prospectus.

     AFG, the selling shareholder and its affiliates and our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation until 180 days after the date of this prospectus.

     AFG, the selling shareholder and we have agreed to jointly and severally indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The aggregate liability of AFG and the selling shareholder to indemnify the underwriters or contribute to payments, however, is limited to the total proceeds the selling shareholder receives in this offering as set forth on the cover page of this prospectus.

     We intend to apply to list the shares of common stock on The New York Stock Exchange subject to official notice of issuance, under the symbol “     .”

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial offering price will include:

•	our future prospects and those of our industry in general;

•	our sales, earnings and other financial and operating information in recent periods; and

•	the price-earnings ratios, price-book value ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

     We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

     Certain of the underwriters and their respective affiliates have from time to time performed and in the future may perform various financial advisory, commercial banking and investment banking services for us, AFG and our respective affiliates in the ordinary course of business, for which they received or will receive customary fees.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages,

while still the owner of the shares, for rescission against us and the selling shareholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder will have no liability. In the case of an action for damages, we and the selling shareholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

     All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

     Certain legal matters in connection with the offering will be passed upon for the Company by Keating, Muething & Klekamp, P.L.L. and for the underwriters by Dewey Ballantine LLP. Dewey Ballantine LLP will rely upon the opinion of Keating, Muething & Klekamp, P.L.L. as to matters governed by the laws of the State of Ohio.

EXPERTS

     The financial statements and schedule of the NSA Group and the Statements of Assets (excluding Investments) and Liabilities to be Transferred, Underwriting Gains and Losses and Underwriting Cash Flows and schedule of the Personal Lines Agency Business of Great American Insurance Company at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, have been audited by Ernst & Young

LLP, independent auditors, as set forth in their reports. We have included those financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Page

INFINITY PROPERTY AND CASUALTY CORPORATION
Report of Independent Auditors	F-2
Balance Sheet	F-2
Note to Balance Sheet	F-2
NSA GROUP
Report of Independent Auditors	F-3
Combined Balance Sheet:
June 30, 2002	F-4
December 31, 2001 and 2000	F-4
Combined Statement of Operations:
Six months ended June 30, 2002 and 2001	F-5
Years ended December 31, 2001, 2000 and 1999	F-5
Combined Statement of Changes in Shareholder’s Equity:
Six months ended June 30, 2002	F-6
Years ended December 31, 2001, 2000 and 1999	F-6
Combined Statement of Cash Flows:
Six months ended June 30, 2002 and 2001	F-7
Years ended December 31, 2001, 2000 and 1999	F-7
Notes to Combined Financial Statements	F-8
PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE COMPANY
Report of Independent Auditors	F-19
Statement of Assets (excluding Investments) and Liabilities to be Transferred:
June 30, 2002	F-20
December 31, 2001 and 2000	F-20
Statement of Underwriting Gains and Losses:
Six months ended June 30, 2002 and 2001	F-20
Years ended December 31, 2001, 2000 and 1999	F-20
Notes to Financial Statements	F-21

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Infinity Property and Casualty Corporation

We have audited the accompanying balance sheet of Infinity Property and Casualty Corporation, an indirect wholly-owned subsidiary of American Financial Group, Inc., as of September 30, 2002. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Infinity Property and Casualty Corporation at September 30, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Cincinnati, Ohio October 1, 2002

INFINITY PROPERTY AND CASUALTY CORPORATION
BALANCE SHEET
SEPTEMBER 30, 2002

Assets:
Receivable from American Premier Underwriters, Inc.	$1,000

Liabilities and Shareholder’s Equity:
Liabilities	$—
Shareholder’s Equity:
Preferred Stock, no par value; 1,000 shares authorized; none issued	—
Common Stock, no par value; 1,000 shares authorized and 100 shares issued and outstanding	1,000

$1,000

NOTE TO BALANCE SHEET

Organization and Purpose

Infinity Property and Casualty Corporation (“Infinity”) was organized by American Premier Underwriters, Inc. in September 2002. American Premier plans to transfer its ownership of the capital stock of Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company to Infinity prior to the commencement of the offering contemplated by the prospectus of which this balance sheet is a part. The acquisition by Infinity of the capital stock of the aforementioned companies will involve the transfer of companies under common control and that transaction will be recorded at historical cost.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
American Financial Group, Inc.

We have audited the accompanying combined balance sheet as of December 31, 2001 and 2000, of the companies listed in Note A and the related combined statements of operations, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the schedule listed in the Index as Item 16(b) of Form S-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2001 and 2000, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Cincinnati, Ohio September 26, 2002

NSA GROUP
COMBINED BALANCE SHEET
(In Thousands)

		December 31,
	June 30,
	2002	2001	2000

	(unaudited)
Assets:
Investments:
Fixed maturities — at market (amortized cost — $1,021,771, $1,079,747 and $1,005,319)	$1,036,390	$1,082,786	$991,364
Equity securities — at market (cost — $31,421, $43,166, and $57,189)	33,672	44,655	60,944
Investment in affiliates	—	—	1,823

Total investments	1,070,062	1,127,441	1,054,131
Cash and cash equivalents	64,349	60,701	162,107
Accrued investment income	16,343	17,117	18,279
Agents’ balances and premiums receivable	240,130	219,589	292,403
Prepaid reinsurance premiums	115,496	95,918	843
Recoverables from reinsurers	51,079	39,079	14,305
Deferred policy acquisition costs	33,916	39,948	83,755
Receivable from affiliates	46,014	47,529	36,520
Prepaid expenses, deferred charges and other assets	50,623	42,769	52,984
Goodwill	70,322	70,322	72,557

	$1,758,334	$1,760,413	$1,787,884

Liabilities and Capital:
Unpaid losses and loss adjustment expenses	$632,875	$645,194	$640,314
Unearned premiums	370,631	339,485	423,198
Payable to reinsurers	105,776	88,705	—
Payable to affiliates	8,929	14,176	9,845
Accounts payable, accrued expenses and other liabilities	112,882	110,096	100,345

Total liabilities	1,231,093	1,197,656	1,173,702
Shareholder’s Equity:
Common Stock, no par value	10,500	10,500	10,500
Additional paid-in capital	518,096	575,199	645,883
Retained earnings	(12,325)	(25,870)	(35,601)
Unrealized gain (loss) on marketable securities, net	10,970	2,928	(6,600)

Total shareholder’s equity	527,241	562,757	614,182

	$1,758,334	$1,760,413	$1,787,884

See notes to financial statements.

NSA GROUP
COMBINED STATEMENT OF OPERATIONS

(In Thousands)

	Six months
	ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Income:
Earned premiums	$335,862	$523,307	$916,378	$1,043,316	$944,481
Net investment income	32,514	39,123	75,215	69,326	74,330
Realized gains (losses) on investments	(11,834)	(5,081)	(5,901)	(5,376)	22,572
Other income	2,128	2,289	4,312	3,564	3,545

	358,670	559,638	990,004	1,110,830	1,044,928
Costs and Expenses:
Losses and loss adjustment expenses	267,889	455,672	752,336	915,808	730,459
Commissions and other underwriting expenses	60,626	114,894	202,111	229,516	213,434
Other operating and general expenses	9,567	10,012	19,763	24,371	19,410

	338,082	580,578	974,210	1,169,695	963,303

Operating earnings (loss) before income taxes	20,588	(20,940)	15,794	(58,865)	81,625
Provision (credit) for income taxes	7,043	(7,075)	6,063	(20,231)	29,267

Net operating earnings (loss)	13,545	(13,865)	9,731	(38,634)	52,358
Equity in net losses of affiliates, net of tax	—	—	—	(11,461)	(1,495)

Net Earnings (Loss)	$13,545	($13,865)	$9,731	($50,095)	$50,863

See notes to financial statements.

NSA GROUP
COMBINED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

(In Thousands)

		Additional		Unrealized
	Common	Paid-in	Retained	Gain (Loss)
	Stock	Capital	Earnings	on Securities	Total

Balance at December 31, 1998	$10,500	$563,572	$39,251	$28,346	$641,669
Net earnings	—	—	50,863	—	50,863
Change in unrealized	—	—	—	(60,442)	(60,442)

Comprehensive income (loss)					(9,579)
Dividends	—	—	(75,620)	—	(75,620)
Return of capital	—	(23,000)	—	—	(23,000)
Other	—	495	—	—	495

Balance at December 31, 1999	$10,500	$541,067	$14,494	($32,096)	$533,965

Net earnings (loss)	$—	$—	($50,095)	$—	($50,095)
Change in unrealized	—	—	—	25,496	25,496

Comprehensive income (loss)					(24,599)
Return of capital	—	(41,500)	—	—	(41,500)
Capital contributions	—	144,300	—	—	144,300
Other	—	2,016	—	—	2,016

Balance at December 31, 2000	$10,500	$645,883	$(35,601)	($6,600)	$614,182

Net earnings	$—	$—	$9,731	$—	$9,731
Change in unrealized	—	—	—	9,528	9,528

Comprehensive income					19,259
Return of capital	—	(69,350)	—	—	(69,350)
Other	—	(1,334)	—	—	(1,334)

Balance at December 31, 2001	$10,500	$575,199	$(25,870)	$2,928	$562,757

Net earnings (unaudited)	$—	$—	$13,545	$—	$13,545
Change in unrealized (unaudited)	—	—	—	8,042	8,042

Comprehensive income					21,587
Return of capital (unaudited)	—	(57,000)	—	—	(57,000)
Other (unaudited)	—	(103)	—	—	(103)

Balance at June 30, 2002 (unaudited)	$10,500	$518,096	$(12,325)	$10,970	$527,241

See notes to financial statements.

NSA GROUP
COMBINED STATEMENT OF CASH FLOWS

(In Thousands)

	Six months ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Operating Activities:
Net earnings (loss)	$13,545	($13,865)	$9,731	($50,095)	$50,863
Adjustments:
Equity in net losses of affiliates	—	—	—	11,461	1,495
Depreciation and amortization	6,594	5,273	13,548	11,363	11,496
Realized losses (gains) on investments	11,834	5,081	5,901	5,376	(22,572)
Decrease (increase) in agents balances and premiums receivable	(20,541)	13,432	72,814	(26,210)	494
Increase in reinsurance receivables	(31,578)	(35,035)	(119,849)	(2,153)	(145)
Decrease (increase) in deferred policy acquisition costs	6,032	14,025	43,807	(3,597)	728
Decrease (increase) in other assets	3,829	1,684	(1,468)	390	(2,840)
Change in balances with affiliates	(3,732)	(2,334)	(6,647)	(23,656)	15,010
Increase (decrease) in insurance claims and reserves	18,827	8,084	(78,833)	117,381	(50,076)
Increase in payable to reinsurers	17,071	30,915	88,705	—	—
Increase (decrease) in other liabilities	5,427	(2,477)	5,519	(13,599)	(1,533)
Other, net	678	(976)	(238)	(1,410)	(89)

	27,986	23,807	32,990	25,251	2,831

Investing Activities:
Purchases of and additional investments in:
Fixed maturity investments	(141,198)	(209,327)	(531,892)	(148,226)	(102,654)
Equity securities	(2,134)	—	—	(9,780)	(46,587)
Property and equipment	(1,516)	(9,552)	(17,785)	(30,774)	(15,683)
Maturities and redemptions of fixed maturity investments	41,915	26,113	67,402	53,683	84,217
Sales of:
Fixed maturity investments	125,639	35,476	384,137	46,443	92,778
Equity securities	9,633	6,905	9,305	33,946	50,208
Property and equipment	323	1,367	16,301	298	399

	32,662	(149,018)	(72,532)	(54,410)	62,678

Financing Activities:
Capital contributions	—	—	—	144,300	—
Dividends and return of capital distributions	(57,000)	(1,800)	(61,864)	(10,698)	(40,444)

	(57,000)	(1,800)	(61,864)	133,602	(40,444)

Net Increase (Decrease) in Cash and Cash Equivalents	3,648	(127,011)	(101,406)	104,443	25,065
Cash and cash equivalents at beginning of period	60,701	162,107	162,107	57,664	32,599

Cash and cash equivalents at end of period	$64,349	$35,096	$60,701	$162,107	$57,664

See notes to financial statements.

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
Three years ended December 31, 2001 (Audited)
Six months ended June 30, 2002 and 2001 (Unaudited)

INDEX TO NOTES
A.	Organization and Basis of Presentation	F.	Shareholder’s Equity
B.	Accounting Policies	G.	Income Taxes
C.	Investments	H.	Quarterly Operating Results
D.	Investment in Affiliates	I.	Insurance
E.	Goodwill	J.	Additional Information

A.	Organization and Basis of Presentation

The accompanying combined statements include the accounts of the following indirect wholly-owned subsidiaries of American Financial Group, Inc. (“AFG”): Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company, Windsor Insurance Company and their domestic subsidiaries (collectively the “NSA Group”). The NSA Group is engaged primarily in nonstandard private passenger automobile insurance. In connection with a proposed initial public offering in 2002, AFG will transfer its ownership of the subsidiaries comprising the NSA Group to a newly formed subsidiary, Infinity Property and Casualty Corporation (“Infinity”), in exchange for that company’s stock and intercompany debt.

Through a reinsurance transaction expected to become effective approximately 30 days following Infinity’s initial public offering, Infinity will assume the personal lines business written through agents by AFG’s principal property and casualty subsidiary, Great American Insurance Company (“GAI”). This business had earned premiums of $150 million in 2001 consisting primarily of standard and preferred private passenger automobile insurance. The business to be assumed from GAI is not included in the historical combined statements of the NSA Group.

All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the combined financial statements. Earnings per share data is not applicable because the financial statements are combined statements of wholly-owned subsidiaries.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

B.	Accounting Policies

Investments All fixed maturity securities are considered “available for sale” and reported at fair value with unrealized gains and losses reported as a separate component of shareholder’s equity. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal prepayments and adjusted to reflect actual prepayments.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

Emerging Issues Task Force Issue No. 99-20 established a new standard for recognizing interest income and impairment on certain asset-backed investments effective April 1, 2001. Interest income on these investments is recorded at a yield based on projected cash flows. The yield is adjusted prospectively to reflect actual cash flows and changes in projected amounts. Impairment losses

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS — CONTINUED

on these investments must be recognized when (i) the fair value of the security is less than its cost basis and (ii) there has been an adverse change in the expected cash flows.

Investment in Affiliates Investments in equity securities of companies that are 20%- to 50%-owned by AFG and its subsidiaries are generally carried at cost, adjusted for the NSA Group’s proportionate share of the affiliate’s undistributed earnings or losses.

Due to Chiquita Brands International’s announced intention to pursue a plan to restructure its public debt, the NSA Group wrote down its investment in Chiquita common stock to market value at December 31, 2000. In 2001, the NSA Group suspended accounting for the investment under the equity method due to the expected restructuring, and reclassified the investment to “Equity securities”.

Goodwill Goodwill represents the excess of AFG’s cost of the NSA subsidiaries over its equity in their underlying net assets which has been reflected on the NSA Group’s financial statements. Through December 31, 2001, goodwill was being amortized over periods of 20 to 40 years. Effective January 1, 2002, the NSA Group’s subsidiaries implemented Statement of Financial Accounting Standards (“SFAS”) No. 142 under which goodwill is no longer amortized but is subject to an impairment test at least annually. The transitional test under the new standard indicated there was no impairment at that date.

Reinsurance The NSA Group cedes reinsurance to other companies. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, the NSA Group’s insurance companies would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The NSA Group reports as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. Payable to reinsurers represents ceded premiums retained by the NSA Group to fund ceded losses as they become due. The NSA Group also assumes reinsurance, primarily from other AFG subsidiaries. Income on reinsurance assumed is recognized based on reports received from ceding companies.

Deferred Policy Acquisition Costs (“DPAC”) Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income.

Unpaid Losses and Loss Adjustment Expenses The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Unpaid losses and loss adjustment expenses have not been reduced for reinsurance recoverable. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Combined Statement of Operations in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS — CONTINUED

Premium Recognition Premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations.

Income Taxes The NSA Group companies have separate tax allocation agreements with American Financial Corporation (“AFC”), a subsidiary of AFG, which designate how tax payments are shared by members of the tax group. In general, companies compute taxes on a separate return basis and are obligated to make payments to (or receive benefits from) AFC based on taxable income without regard to temporary differences. The tax allocation agreements with AFC have not impacted the recognition of income tax expense and income tax payable in the NSA Group’s financial statements.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized. Current and deferred tax assets and liabilities are aggregated with other amounts receivable from affiliates.

Benefit Plans The NSA Group provides retirement benefits to qualified employees of participating companies through contributory and noncontributory defined contribution plans contained in AFG’s Retirement and Savings Plan. Under the retirement portion of the plan, company contributions are invested primarily in securities of AFG and affiliates. Under the savings portion of the plan, the NSA Group matches a specific portion of employee contributions. Contributions to benefit plans are charged against earnings in the year for which they are declared.

The NSA Group and many of its subsidiaries provide health care and life insurance benefits to eligible retirees. The NSA Group also provides postemployment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

Statement of Cash Flows For cash flow purposes, “investing activities” are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. “Financing activities” include obtaining resources from owners and providing them with a return on their investments. All other activities are considered “operating”. Investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS — CONTINUED
C.	Investments Fixed maturities and equity securities consisted of the following (in millions):

	June 30, 2002

			Gross Unrealized
	Amortized	Market
	Cost	Value	Gains	Losses

Fixed maturities:
United States Government and government agencies and authorities	$71.3	$73.7	$2.4	—
States, municipalities and political subdivisions	58.4	61.7	3.3	—
Foreign government	2.3	2.4	.1	—
Public utilities	120.0	121.7	2.5	($ .8)
Mortgage-backed securities	140.5	142.7	2.6	(.4)
All other corporate	623.9	630.1	16.6	(10.4)
Redeemable preferred stocks	5.4	4.1	—	(1.3)

	$1,021.8	$1,036.4	$27.5	($12.9)

Equity securities	$31.4	$33.7	$3.2	($ .9)

	December 31, 2001				December 31, 2000

			Gross Unrealized				Gross Unrealized

	Amortized	Market			Amortized	Market
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses

Fixed maturities:
United States Government and government agencies and authorities	$106.3	$108.7	$2.5	($ .1)	$56.9	$58.0	$1.3	($ .2)
States, municipalities and political subdivisions	49.4	51.0	2.0	(.4)	50.0	51.6	1.7	(.1)
Foreign government	2.8	2.9	.1	—	2.8	2.8	—	—
Public utilities	126.9	127.5	1.9	(1.3)	109.9	109.6	1.0	(1.3)
Mortgage-backed securities	139.0	138.7	2.0	(2.3)	97.0	98.1	1.7	(.6)
All other corporate	647.8	647.5	13.6	(13.9)	683.7	666.7	5.0	(22.0)
Redeemable preferred stocks	7.6	6.5	.1	(1.2)	5.0	4.6	—	(.4)

	$1,079.8	$1,082.8	$22.2	($19.2)	$1,005.3	$991.4	$10.7	($24.6)

Equity securities	$43.2	$44.7	$4.5	($3.0)	$57.2	$60.9	$11.0	($7.3)

The table below sets forth the scheduled maturities of fixed maturities based on market value as of June 30, 2002. Data based on amortized cost is generally the same. Mortgage-backed securities had an average life of approximately six years at June 30, 2002.

Maturity

One year or less	8%
After one year through five years	29
After five years through ten years	32
After ten years	17

86
Mortgage-backed securities	14

100%

Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility in reaction to changes in interest rates, and general market factors and risks associated with reinvestment of proceeds due to prepayments or redemptions in a period of declining interest rates.

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS — CONTINUED

The change in unrealized gain (loss) on marketable securities included the following (in millions):

	Pretax

	Fixed	Equity	Tax
	Maturities	Securities	Effects	Net

Six Months Ended June 30, 2002
Unrealized holding gains (losses) on securities arising during the period	$3.3	($2.8)	($ .2)	$.3
Realized losses included in net income	8.3	3.5	(4.1)	7.7

Change in unrealized gain on marketable securities, net	$11.6	$.7	($4.3)	$8.0

Year Ended December 31, 2001
Unrealized holding gains (losses) on securities arising during the period	$17.6	($8.8)	($3.1)	$5.7
Realized losses (gains) included in net income	(.6)	6.5	(2.1)	3.8

Change in unrealized gain (loss) on marketable securities, net	$17.0	($2.3)	($5.2)	$9.5

Year Ended December 31, 2000
Unrealized holding gains on securities arising during the period	$28.3	$5.4	($11.7)	$22.0
Realized losses included in net income	4.0	1.4	(1.9)	3.5

Change in unrealized gain on marketable securities, net	$32.3	$6.8	($13.6)	$25.5

Year Ended December 31, 1999
Unrealized holding gains (losses) on securities arising during the period	($76.0)	$5.7	$24.6	($45.7)
Realized losses (gains) included in net income	1.4	(24.0)	7.9	(14.7)

Change in unrealized loss on marketable securities, net	($74.6)	($18.3)	$32.5	($60.4)

Gross gains and losses on fixed maturity investment transactions included in the Combined Statement of Cash Flows consisted of the following (in millions):

	Six months ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Gross Gains	$3.0	$.7	$14.8	$.6	$1.8
Gross Losses	(11.3)	(1.8)	(14.2)	(4.6)	(3.2)

D.	Investment in Affiliates Investment in affiliates at December 31, 2000, reflects the NSA Group’s ownership of 2 million shares (3%) of Chiquita common stock. The market value of this investment was $2 million at December 31, 2000. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. AFG and its subsidiaries owned an additional 22 million shares (33%) of Chiquita common stock at December 31, 2000.

Chiquita reported net losses attributable to common shares of $112 million in 2000 and $75 million in 1999.

In January 2001, Chiquita announced a restructuring initiative that included discontinuing all interest and principal payments on its public debt. Due to the expected restructuring, the NSA Group recorded a fourth quarter 2000 pretax charge of $14.2 million to write down their investment in Chiquita to quoted market value at December 31, 2000. In 2001, the NSA Group suspended accounting for the investment under the equity method and reclassified the investment to “Equity securities”. In the third quarter of 2001, the NSA Group wrote down its investment in Chiquita by an additional $669,000. On March 8, 2002, the court

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS — CONTINUED

approved Chiquita’s plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under the plan, over $700 million in principal and accrued interest related to Chiquita’s public debt was converted into common equity. As a result, the NSA Group received approximately 14,400 “new” shares in the reorganized company plus warrants expiring in 2009 to purchase an additional 240,000 shares at $19.23 per share.

E.	Goodwill Goodwill amortization expense was $1.1 million for the six months ended June 30, 2001, and $2.2 million in each of the years 2001, 2000 and 1999. At December 31, 2001 and 2000, accumulated amortization amounted to approximately $37.8 million and $35.6 million, respectively. Effective January 1, 2002, goodwill is no longer amortized. If goodwill amortization had not been deducted, results would have been a net loss of $12.7 million for the first six months of 2001, net earnings of $12.0 million in 2001, a net loss of $47.9 million in 2000 and net earnings of $53.1 million in 1999.

F.	Shareholder’s Equity Amounts shown for the individual components of Shareholder’s Equity represent the combined balances of the companies identified in Note A. Accordingly, shares outstanding and earnings per share information are not applicable.

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

G.	Income Taxes The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Combined Statement of Operations (in thousands):

	Year ended December 31,

	2001	2000	1999

Earnings (loss) before income taxes:
Operating	$15,794	($58,865)	$81,625
Equity in net losses of affiliates	—	(17,632)	(2,301)

Total	$15,794	($76,497)	$79,324

Income taxes at statutory rate	$5,528	($26,774)	$27,763
Effect of:
Amortization of intangibles	782	782	782
Dividends received deduction	(385)	(488)	(496)
Other	138	78	412

Total Provision (Credit)	6,063	(26,402)	28,461
Amounts applicable to:
Equity in net losses of affiliates	—	6,171	806

Provision (credit) for income taxes as shown on the Combined Statement of Operations	$6,063	($20,231)	$29,267

The total income tax provision (credit) consists of (in thousands):

	2001	2000	1999

Current	$4,964	($18,998)	$28,580
Deferred	1,099	(7,404)	(119)

	$6,063	($26,402)	$28,461

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Combined Balance Sheet were as follows (in millions):

	December 31,

	2001	2000

Deferred tax assets:
Discount on loss reserve	$20.4	$20.7
Unearned premium reserve	16.3	29.8
Investment securities	11.9	14.6
Net operating loss carryforward	8.5	8.5
Other, net	9.5	10.2

	66.6	83.8

Valuation allowance for deferred tax assets	(17.8)	(17.8)

	48.8	66.0
Deferred tax liabilities:
Deferred policy acquisition costs	(14.0)	(29.3)
Depreciation and amortization	(6.8)	(8.8)

	(20.8)	(38.1)

Net deferred tax asset	$28.0	$27.9

The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization. Factors considered in assessing the need for a valuation allowance include: (i) opportunities to generate taxable income from sales of NSA Group appreciated assets, and (ii) the likelihood of the NSA Group generating larger amounts of taxable income in the future. The likelihood of realizing this asset will be reviewed periodically; any adjustments required to the valuation allowance will be made in the period in which the developments on which they are based become known.

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS — CONTINUED

H.	Quarterly Operating Results (Unaudited) While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of combined operations for the two years ended December 31, 2001 and six months ended June 30, 2002 (in millions).

	1st	2nd	3rd	4th	Total
	Quarter	Quarter	Quarter	Quarter	Year

2002
Revenues	$187.9	$170.8
Net earnings	10.6	2.9
2001
Revenues	$287.4	$272.2	$225.7	$204.7	$990.0
Net earnings (loss)	(1.5)	(12.4)	8.5	15.1	9.7
2000
Revenues	$260.7	$276.0	$281.4	$292.7	$1,110.8
Net earnings (loss)	1.2	(7.2)	(18.1)	(26.0)	(50.1)

          Fourth quarter 2000 results include a $14.2 million pretax writedown of the Chiquita investment.

          Realized gains (losses) on securities amounted to (in millions):

	1st	2nd	3rd	4th	Total
	Quarter	Quarter	Quarter	Quarter	Year

2002	($.4)	($11.4)
2001	(.2)	(4.9)	$.7	($1.5)	(5.9)
2000	1.5	(1.7)	(5.8)	.6	(5.4)

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS — CONTINUED

I.	Insurance Securities having a carrying value of about $38 million at December 31, 2001, were on deposit as required by regulatory authorities.

Insurance Reserves The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), over the past three years on a GAAP basis (in millions):

	Six months
	ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Balance at beginning of period	$608	$627	$627	$543	$589
Provision for losses and LAE occurring in the current year	277	456	762	941	759
Net increase (decrease) in provision for claims of prior years	(9)	—	(10)	(25)	(29)

Total losses and LAE incurred	268	456	752	916	730
Payments for losses and LAE of:
Current year	(94)	(206)	(436)	(544)	(455)
Prior years	(199)	(225)	(335)	(288)	(321)

Total payments	(293)	(431)	(771)	(832)	(776)

Balance at end of period	$583	$652	$608	$627	$543

Add back reinsurance recoverables	50	16	37	13	10

Gross unpaid losses and LAE included in the Balance Sheet	$633	$668	$645	$640	$553

Reinsurance Effective April 2001, the NSA Group entered into a reinsurance agreement with Inter-Ocean Reinsurance (Ireland) Limited, under which the NSA Group agreed to cede 90% of its automobile physical damage business written through December 2002. Under the agreement, the NSA Group retains all of the ceded premiums to fund ceded losses as they become due from Inter-Ocean. Interest is credited to Inter-Ocean for funds held on their behalf at 6.8%. Premiums ceded under this agreement were $171 million for the first six months of 2002 and $220 million for the year 2001. Interest credited, which is reported as a reduction of net investment income, was $3.6 million in the first six months of 2002 and $3.1 million for 2001.

In addition, the NSA Group assumes reinsurance, primarily from affiliates of AFG. The following table shows (in millions) (i) amounts deducted from written and earned premiums in connection with reinsurance ceded, (ii) written and earned premiums included in income for reinsurance assumed and (iii) reinsurance recoveries deducted from losses and loss adjustment expenses.

	Six months
	ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Direct premiums written	$499	$489	$908	$1,011	$868
Reinsurance assumed	22	32	55	67	78
Reinsurance ceded	(174)	(49)	(225)	(4)	(5)

Net written premiums	$347	$472	$738	$1,074	$941

Direct premiums earned	$467	$507	$986	$975	$872
Reinsurance assumed	23	29	60	72	78
Reinsurance ceded	(154)	(13)	(130)	(4)	(6)

Net earned premiums	$336	$523	$916	$1,043	$944

Reinsurance recoveries	$104	$10	$93	$10	$6

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS — CONTINUED

Net Investment Income The following table shows (in millions) investment income earned and investment expenses incurred by the NSA Group’s insurance companies.

	Six months
	ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Investment income:
Fixed maturities	$37.0	$39.8	$79.5	$69.8	$74.9
Equity securities	.5	.4	1.3	2.0	2.1
Other	.1	.1	.2	.2	.2

	37.6	40.3	81.0	72.0	77.2
Investment expenses	(5.1)	(1.2)	(5.8)	(2.7)	(2.9)

	$32.5	$39.1	$75.2	$69.3	$74.3

Statutory Information Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Combined net earnings (loss) and policyholders’ surplus on a statutory basis were as follows (in millions):

Net Earnings (Loss)					Policyholders' Surplus

Six months
ended June 30,		Year ended December 31,				December 31,

					June 30,
2002	2001	2001	2000	1999	2002	2001	2000

$12.5	$3.5	$56.9	($52.2)	$58.3	$413	$443	$425

In January 2001, the NSA Group’s insurance companies adopted the Codification of Statutory Accounting Principles. The cumulative effect of these changes at adoption increased the surplus of the companies by $45 million.

J.	Additional Information Total rental expense for various leases of office space and equipment was $11.1 million, $11.0 million and $9.1 million for 2001, 2000 and 1999, respectively.

Future minimum rentals, related principally to office space, required under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 2001, were as follows: 2002 — $13.5 million; 2003 - $12.4 million; 2004 — $11.3 million; 2005 — $8.2 million; 2006 — $6.3 million; and $22.1 million thereafter.

Other operating and general expenses included charges for possible losses on agents’ balances in the following amounts: 2001 — $1.2 million; 2000 - $1.5 million; and 1999 — $3.1 million. The aggregate allowance for all such losses amounted to approximately $10.1 million and $10.4 million at December 31, 2001 and 2000, respectively.

Restrictions on Transfer of Funds and Assets of Subsidiaries Payments of dividends, loans and advances by the NSA Group companies are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends payable in 2002 from the NSA Group’s insurance companies without seeking regulatory clearance is approximately $53.5 million. Additional amounts of dividends, loans and advances require regulatory approval.

Benefit Plans The NSA Group expensed approximately $4.2 million in 2001, $6.4 million in 2000 and $3.7 million in 1999 for their retirement and employee savings plans.

NSA GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

Related Party Transactions Various business has been transacted between the NSA Group and AFG and its subsidiaries over the past several years, including insurance, computer processing and programming, payroll processing, office rental and sales of assets. Aggregate charges for these items have been insignificant in relation to revenues.

The NSA Group’s investment portfolio is managed by a subsidiary of AFG. Net investment income includes investment management charges of $2.0 million in 2001, $2.0 million in 2000 and $1.9 million in 1999.

The NSA Group has purchased and sold securities at fair value in transactions with AFG subsidiaries; it has also transferred securities to its parent in the form of capital distributions and received securities from its parent as capital contributions. Such purchases, sales and transfers and related gains (losses) were as follows (in millions):

	Acquisitions	Dispositions	Gains (Losses)

2001	$31.6	$7.5	($.1)
2000	—	30.8	(.9)
1999	—	58.2	4.4

Included in receivable from affiliates at December 31, 2001 and 2000 are approximately $37.5 million and $33.0 million, respectively, of tax benefits receivable from AFC.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Great American Insurance Company

We have audited the accompanying statement of assets (excluding investments) and liabilities to be transferred of the Personal Lines Agency Business of Great American Insurance Company (“Company”) as of December 31, 2001 and 2000, and the related statements of underwriting gains and losses and underwriting cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the schedule listed in the Index as Item 16(b) of Form S-1. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-1 of Infinity Property and Casualty Corporation, and as described in Note A, are not intended to be a complete presentation of the Company’s assets, liabilities, revenues, expenses and cash flows.

In our opinion, the accompanying Statements of Assets (excluding Investments) and Liabilities to be Transferred, Underwriting Gains and Losses and Underwriting Cash Flows present fairly, in all material respects, the assets (excluding investments) and liabilities to be transferred of the Personal Lines Agency Business of Great American Insurance Company at December 31, 2001 and 2000, and its underwriting results and underwriting cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the statements as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Cincinnati, Ohio
September 26, 2002

PERSONAL LINES AGENCY BUSINESS OF
GREAT AMERICAN INSURANCE COMPANY
(In Thousands)

Statement of Assets (excluding Investments) and Liabilities to be Transferred

		December 31,
	June 30,
	2002	2001	2000

	(unaudited)
Assets (excluding Investments) to be Transferred:
Agents’ balances	$41,116	$44,632	$33,471
Deferred policy acquisition costs	23,888	24,538	19,897
Goodwill	4,954	4,954	5,335
Other assets	3,390	4,684	6,474

	$73,348	$78,808	$65,177

Liabilities to be Transferred:
Unpaid losses and loss adjustment expenses	$123,961	$120,532	$111,265
Unearned premiums	78,771	80,941	65,592
Other liabilities	568	3,680	1,876

	$203,300	$205,153	$178,733

Statement of Underwriting Gains and Losses

	Six months
	ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Earned premiums	$80,873	$72,646	$149,925	$128,854	$138,569
Losses and Expenses:
Losses and loss adjustment expenses	59,144	58,614	121,072	95,636	102,912
Commissions and other underwriting expenses	22,674	22,083	42,819	39,202	46,625

Underwriting loss	($945)	($8,051)	($13,966)	($5,984)	($10,968)

Statement of Underwriting Cash Flows

	Six months
	ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Premiums collected	$82,169	$84,936	$154,113	$127,790	$132,818
Loss and loss adjustment expenses paid	(55,715)	(52,934)	(111,805)	(85,744)	(100,636)
Commissions and other underwriting expenses paid	(24,723)	(26,093)	(46,092)	(42,247)	(46,799)

Cash from (used by) underwriting	$1,731	$5,909	($3,784)	($201)	($14,617)

PERSONAL LINES AGENCY BUSINESS OF
GREAT AMERICAN INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS
Three years ended December 31, 2001 (audited)
Six months ended June 30, 2002 and 2001 (unaudited)

A.	Background and Basis of Presentation Great American Insurance Company (“GAI”) is an indirect wholly-owned subsidiary of American Financial Group, Inc. (“AFG”). GAI is engaged primarily in the specialty property and casualty insurance business; it also writes personal lines business consisting primarily of standard and preferred private passenger automobile coverage. Under a reinsurance agreement, GAI will transfer the portion of its personal lines business that is written through independent agents (the “Assumed Agency Business”) to Infinity Property and Casualty Corporation (“Infinity”), a newly formed AFG subsidiary. The transfer is scheduled to be consummated approximately 30 days following the completion of Infinity’s initial public offering. Under the reinsurance agreement, GAI will also transfer assets (primarily investment securities) to Infinity in an amount approximately equal to the net of insurance liabilities being transferred less $5 million.

The accompanying statements have been prepared from the historical accounting records of GAI and present the assets (excluding investments) and liabilities to be transferred, the related underwriting gains and losses and underwriting cash flows attributable to the Agency Business. The Agency Business represents a portion of AFG’s Personal Lines segment of operations and is not a separate legal entity. Accordingly, the Agency Business does not have a separate investment portfolio or equity structure. For these reasons, the financial records necessary for complete financial statements including investments, investment results, and tax provisions do not exist.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

B.	Accounting Policies

Deferred Policy Acquisition Costs (“DPAC”) Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income.

Unpaid Losses and Loss Adjustment Expenses The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

Premium Recognition Premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force.

PERSONAL LINES AGENCY BUSINESS OF
GREAT AMERICAN INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

C.	Quarterly Operating Results (Unaudited) While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of operations for the two years ended December 31, 2001 and six months ended June 30, 2002 (in millions).

	1st	2nd	3rd	4th	Total
	Quarter	Quarter	Quarter	Quarter	Year

2002
Earned premiums	$40	$41
Underwriting loss	(1)	—
2001
Earned premiums	$35	$38	$39	$38	$150
Underwriting loss	(4)	(4)	(3)	(3)	(14)
2000
Earned premiums	$31	$32	$32	$34	$129
Underwriting loss	(5)	—	(1)	—	(6)

D.	Insurance Reserves The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), over the past three years on a GAAP basis (in millions):

	Six months
	ended June 30,		Year ended December 31,

	2002	2001	2001	2000	1999

Balance at beginning of period	$121	$111	$111	$101	$99

Provision for losses and LAE	59	59	121	96	103
Payments for losses and LAE of:
Current year	(21)	(20)	(56)	(41)	(41)
Prior years	(35)	(33)	(55)	(45)	(60)

Total payments	(56)	(53)	(111)	(86)	(101)

Balance at end of period	$124	$117	$121	$111	$101

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

     The following estimated costs and expenses in connection with the issuance and distribution of the securities being registered hereby are being paid by American Financial Group, Inc.

Securities and Exchange Commission registration fee		$32,200
NASD filing fee		30,500
New York Stock Exchange listing fee		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky filing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

TOTAL	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

     Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

     The Registrant’s Regulations provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by law.

     In the underwriting agreement, the underwriters will agree to indemnify the Registrant’s officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933 under certain conditions and with respect to certain limited information.

Item 15. Recent Sales of Unregistered Securities.

     The Registrant was incorporated as an Ohio corporation on September 17, 2002. Following its incorporation, the Registrant issued 1,000 shares (without giving effect to the stock split to be effective immediately prior to the completion of the offering) of common stock to American Premier Underwriters, Inc., a wholly-owned subsidiary of American Financial Group, Inc. (“AFG”) and a $125 million promissory note in exchange for an initial cash investment and a transfer to Infinity of all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. The issuance was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) of such Act as a transaction by an issuer not including a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)  Exhibits:

Exhibit No.	Description

1*	Form of Underwriting Agreement
3.1	Articles of Incorporation
3.2	Regulations
4.1*	Specimen Common Stock Certificate
4.2*	Form of Senior Indenture
5*	Opinion of Keating, Muething & Klekamp, P.L.L.
10.1*	Formation and Separation Agreement between American Financial Group, Inc. and Infinity
10.2*	2002 Stock Option Plan
10.3*	Retirement and Savings Plan for Infinity
10.4*	Quota Share Reinsurance Agreement between Great American Insurance Company and Infinity
10.5*	Tax Allocation Agreement between AFG and Infinity
10.6*	Transition Services Agreement among Great American Insurance Company, American Financial Group, Inc. and Infinity
10.7*	Registration Rights Agreement between American Financial Group, Inc. and Infinity
10.8*	Investment Advisory Agreement between Infinity and American Money Management
10.9*	Management Agreement between Great American Insurance Company and Infinity
10.10*	Employment Agreement for Michael D. Krause
21*	Subsidiaries of the Registrant
23.1	Consent of Independent Auditors
23.2*	Consent of Keating, Muething & Klekamp, P.L.L. (contained in Exhibit 5)
24	Powers of Attorney (contained in Signature Page)
99.1	Consent of Thomas A. Hayes
99.2	Consent of Ethan Jackson
99.3	Consent of Gregory G. Joseph
99.4	Consent of Gregory C. Thomas

(b)  Financial Statement Schedules:

     VI                      Supplemental Information Concerning Property-Casualty Insurance Operations.

*	To be filed by amendment.

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

     (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Alpharetta, State of Georgia, on the 9th day of October, 2002.

INFINITY PROPERTY AND CASUALTY CORPORATION

BY:	/s/Michael D. Krause Michael D. Krause Chief Executive Officer and President

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Keith A. Jensen and Samuel J. Simon, and each of them acting individually, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) promulgated under of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/Michael D. Krause Michael D. Krause	Chief Executive Officer, President and Director (principal executive officer)	October 9, 2002

/s/Roger Smith Roger Smith	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	October 9, 2002

/s/Keith A. Jensen Keith A. Jensen	Director	October 9, 2002

/s/Carl H. Lindner III Carl H. Lindner III	Director	October 9, 2002

NSA GROUP & PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE
SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING
PROPERTY-CASUALTY INSURANCE OPERATIONS
THREE YEARS ENDED DECEMBER 31, 2001
(IN MILLIONS)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E	COLUMN F

		RESERVES FOR
	DEFERRED	UNPAID CLAIMS
AFFILIATION	POLICY	AND CLAIMS	DISCOUNT
WITH	ACQUISITION	ADJUSTMENT	DEDUCTED IN	UNEARNED	EARNED
REGISTRANT	COSTS	EXPENSES	COLUMN C	PREMIUMS	PREMIUMS

NSA GROUP
2001	$40	$645 (a)	$—	$339 (b)	$916

2000	$84	$640 (a)	$—	$423 (b)	$1,043

1999					$944

PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE COMPANY
2001	$25	$121	$—	$81	$150

2000	$20	$111	$—	$66	$129

1999					$139

[Additional columns below]

[Continued from above table, first column(s) repeated]

COLUMN A	COLUMN G	COLUMN H		COLUMN I	COLUMN J	COLUMN K

		CLAIMS AND CLAIM
		ADJUSTMENT EXPENSES		AMORTIZATION	PAID
		INCURRED RELATED TO		OF DEFERRED	CLAIMS
AFFILIATION	NET			POLICY	AND CLAIM
WITH	INVESTMENT	CURRENT	PRIOR	ACQUISITION	ADJUSTMENT	PREMIUMS
REGISTRANT	INCOME	YEARS	YEARS	COSTS	EXPENSES	WRITTEN

NSA GROUP
2001	$75	$762	($10)	$161	$771	$738

2000	$69	$941	($25)	$193	$832	$1,074

1999	$74	$759	($29)	$177	$776	$941

PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE COMPANY
2001	$—	$121	$—	$30	$111	$165

2000	$—	$96	$—	$26	$86	$133

1999	$—	$103	$—	$32	$101	$133

     (a)  Grossed up for reinsurance recoverables of $37 and $13 at December 31, 2001 and 2000, respectively.

     (b)  Grossed up for prepaid reinsurance premiums of $96 and $1 at December 31, 2001 and 2000, respectively.

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